UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Delegación Miguel Hidalgo,

11529, México D.F.,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Statement dated December 3, 2015

AMÉRICA MÓVIL S.A.B. DE C.V.

This Information Statement relates to the demerger of América Móvil, S.A.B. de C.V. (hereafter, “América Móvil” or “AMX”) resulting in the formation of Telesites S.A.B. de C.V. (hereafter, “Telesites”). We refer to this transaction as “the Spin-off.” Telesites is a corporation with variable capital (sociedad anónima bursátil de capital variable).

AMÉRICA MÓVIL IS NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND AMÉRICA MÓVIL A PROXY.

América Móvil is furnishing this Information Statement solely to provide information to shareholders of América Móvil about the Spin-off. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of América Móvil or Telesites.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Spin-off of the Telesites Shares or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein.Any representation to the contrary is a criminal offense.

ADDITIONAL INFORMATION

This Information Statement contains limited information with respect to América Móvil and Telesites, which is qualified in its entirety by reference to the filings and reports of América Móvil incorporated by reference in this Information Statement. The distribution of Telesites Shares in connection with the Spin-off has not been and will not be registered under the United States Securities Act of 1933, as amended. Telesites will be relying on an exemption provided by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, and therefore will not be required to register its shares with the SEC. In accordance with Rule 12g3-2(b), prior to and after the Share Distribution Date, Telesites will make available certain documents on its website. These documents will consist primarily of English-language versions of an information statement related to the listing of its Shares on the Mexican Stock Exchange, its annual reports, press releases and certain other information made public in Mexico. However, Telesites will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K.

América Móvil files reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials América Móvil files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings América Móvil makes electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

América Móvil has also filed an information statement (folleto informativo) in Spanish with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange, which is available on the websites of the Mexican National Banking and Securities Commission at www.cnbv.gob.mx and the Mexican Stock Exchange at www.bmv.com.mx.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Information Statement “incorporates by reference” certain documents that América Móvil files with the SEC, which means that important information is disclosed to you by referring you to those documents. The information incorporated by reference is considered to be part of this Information Statement, and certain later information that América Móvil files with the SEC will automatically update and supersede earlier information filed with the SEC or included in this Information Statement. The following documents are incorporated by reference:

●	América Móvil’s annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on May 1, 2015 (SEC File No. 001-16269);

●	América Móvil’s Information Statement on Form 6-K filed with the SEC on April 3, 2015 (SEC File No. 001-16269) containing a discussion of América Móvil’s Corporate Restructuring;

●

any future annual reports on Form 20-F filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended, after the date of this Information Statement and prior to the Share Distribution Date; and

●	any future filings by América Móvil on Form 6-K that state that they are incorporated by reference into this Information Statement.

SHAREHOLDER INQUIRIES

The information within this Information Statement and in the reports presented to the Mexican Banking and Securities Commission and the Mexican Stock Exchange, respectively, will be available on the Mexican Stock Exchange’s website at www.bmv.com.mx, and on the website of the Mexican Banking and Securities Commission at www.cnbv.gob.mx.

Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, Telesites will be required to make available on its website English language versions of its annual and quarterly reports, press releases and certain other information made public in Mexico. This information will be available on Telesites’s website at http://www.telesites.com.mx.

You may request a copy of the Information Statement, and any and all of the information that has been incorporated by reference in this Information Statement and that has not been delivered with this Information Statement, at no cost, by writing or telephoning our information agent, D.F. King & Co., Inc. located 48 Wall Street, 28th Floor, New York, NY 10005, Attention: Michael Horthman, telephone (212) 269-5550, email address: mhorthman@dfking.com.

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

Telesites	Telesites, S.A.B. de C.V., a new Mexican corporation, established by América Móvil in a Spin-off.

Telesites is a holding company focused on constructing, installing, maintaining, operating and marketing, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components, in each case used for the installation of wireless communication transmission equipment, as well as to providing other relevant services related directly or indirectly to the telecommunications sector.

Capital Structure of Telesites	Telesites has three series of shares. The A Shares and AA Shares have full voting rights. The L Shares are entitled to vote only on certain limited matters specified in Telesites’s bylaws.

The number of Telesites Shares of each series is one-twentieth of the number of América Móvil Shares of the corresponding series on the Share Record Date.

The Spin-off

The Spin-off is being conducted by means a procedure under Mexican corporate law called escisión or “demerger.” After the approval by a majority of holders of AMX A and AA Shares at an Extraordinary Meeting of Shareholders on April 17, 2015, Telesites was established as a new company and specified assets, liabilities and capital of América Móvil were transferred to Telesites. As of the Share Record Date (which will also be the Share Distribution Date) shareholders of América Móvil will have the right to receive Telesites Shares on such date.

Distribution of the Telesites Shares	Distribution to the América Móvil shareholders will take place on the Share Distribution Date in the following manner:

•     Each holder of 20 AMX AA Shares will receive one Telesites AA Share per AMX AA Share held.

•     Each holder of 20 AMX L Shares will receive one Telesites L Share per AMX L Share held.

•     Each holder of 20 AMX A Shares will receive one Telesites A Share per AMX A Share held.

Effects of the Spin-off on AMX’s ADS Holders

On the Share Distribution Date, the Depositary for AMXs L Share ADS and A Share ADS programs will receive the Telesites Shares corresponding to the AMX L Shares and A Shares underlying L Share ADSs and A Share ADSs. The terms of the distribution by the Depositary to AMX ADS holders are governed by the deposit agreements in effect for each ADS program. América Móvil will inform AMX ADS holders how such distribution will be made shortly after the Share Distribution Date.

Listing and Trading of Telesites Shares	Beginning on the Share Distribution Date, Telesites Shares will be listed on the Mexican Stock Exchange.

Admission to listing and trading is subject to approval.

Shareholder Approval of the Spin-off

An Extraordinary Meeting of Shareholders of América Móvil was held on April 17, 2015 to approve the Spin-off and for related purposes. The Spin-off received the approval of the majority of the outstanding AA and A Shares, voting together.

Certain Tax Consequences

The Spin-off is not a taxable event for Mexican federal income tax purposes. The U.S. federal income tax consequences of the Spin-off are not entirely clear. The Spin-off is expected to be taxable for U.S. federal income tax purposes. See “Taxation—U.S. Federal Income Tax Considerations” and “Taxation—Mexican Tax Considerations.”

TIMELINE

Date

Share Record Date and Share Distribution Date	December 21, 2015

Mexican “Ex date” – First day of trading in AMX Shares on the Mexican Stock Exchange without the entitlement to Telesites Shares	December 21, 2015

U.S. “Ex date” – First day of trading in AMX ADSs on the New York Stock Exchange and the NASDAQ National Market without the entitlement to Telesites Shares	December 21, 2015

ADS Record Date	December 23, 2015

Election period for AMX ADS Holders begins	December 24, 2015

Election period for AMX ADS Holders ends	January 25, 2016

Distribution of Telesites Shares to AMX ADS Holders who made a valid Share Delivery Election	As soon as practicable after January 26, 2016

Distribution of cash to non-electing AMX ADS Holders	To occur in one or multiple distributions over a period beginning after January 26, 2016 and ending after the sale of all Telesites Shares by the Depositary has been completed

TERMS AND DEFINITIONS

Unless they have been expressly defined on the cover of the Information Statement or the context indicates otherwise, references to the following terms shall have the meanings below, both in singular and plural forms:

Term	Definition

“2015 Tower Reference Offer”

The reference offer for the grant of access and shared use of passive infrastructure approved by the IFT for Telcel pursuant to resolution P/IFT/051114/376 on November 5, 2014, which will remain effective until December 31, 2015.

“2016-2017 Tower Reference Offer”

The reference offer for the grant of access and shared use of passive infrastructure approved by the IFT for Telcel pursuant to resolution P/IFT/EXT/241115/173 on November 24, 2015, which will be effective from January 1, 2016 through December 31, 2017, and which may be accessed at the following website: www.telcel.com/ofertapublicamayorista.com.

“Active Infrastructure”	The components of telecommunications or radio broadcasting networks that store, issue, process, receive, or transmit writing, images, sounds, signals, signs or information of any nature.

“ADSs”	A Share ADSs or L Share ADSs.

“ADS Holder”	A holder of L Share ADSs or A Share ADSs of América Móvil.

“ADS Record Date”	The date on which the right of holders of ADSs to receive Telesites Shares will be determined.

“América Móvil” or “AMX”	América Móvil, S.A.B. de C.V.

“AMX 20-F”	The América Móvil annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on May 1, 2015.

“AMX Shares” or “América Móvil Shares”	All or any of the shares of the capital stock of América Móvil, regardless of the series.

“Approval Date”	April 17, 2015, the date of the Extraordinary Meeting of Shareholders.

“A Share ADS”	American Depositary Share representing 20 A Shares of América Móvil.

“Control Trust”

Trust F/0126 of Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, which according to publicly available information, owns AA and L Shares of América Móvil for the benefit of the Slim Family.

“Corporate Restructuring”	The execution of a series of strategic corporate measures, resulting in the Spin-off.

“Depositary”	The Bank of New York Mellon, as depositary for the AMX L Share ADS program and A Share ADS program.

“Dollar” or “Dollars”	The legal currency of the United States of America.

“Extraordinary Meeting of Shareholders”	The extraordinary meeting of América Móvil’s shareholders that took place on April 17, 2015, which decided, among other related issues, whether to approve the Corporate Restructuring.

“Federal Law on Telecommunications and Broadcasting”	Ley Federal de Telecomunicaciones y Radiodifusión, published in the Federal Official Gazette on July 14, 2014.

“Federal Official Gazette”	Diario Oficial de la Federación.

“General Rules”	The General Rules applicable to issuers of securities and to other participants in the Mexican securities market published in the Federal Official Gazette on March 19, 2003, and amendments thereto.

“IFRS”	International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB).

“IFT”	The Federal Telecommunications Institute of Mexico.

“Indeval”	The Mexican Central Securities Depository (S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V.).

“Information Statement”	This Information Statement regarding the Spin-off.

“IRS”	Internal Revenue Service.

“L Share ADS”	American Depositary Share representing 20 L Shares of América Móvil.

“Mexican General Corporations Law”	The Mexican General Corporations Law (Ley General de Sociedades Mercantiles) published in the Federal Official Gazette on August 4, 1934 and the amendments thereto.

“Mexican National Banking and Securities Commission”	Comisión Nacional Bancaria y de Valores.

“Mexican Securities Market Law”	The Mexican Securities Market Law published in the Federal Official Gazette on December 30, 2005, along with its amendments (Ley del Mercado de Valores).

“Mexican Stock Exchange”	Bolsa Mexicana de Valores, S.A.B de C.V.

“National Securities Registry”	Registro Nacional de Valores.

“Opsimex”	Operadora de Sites Mexicanos, S.A. de C.V., a direct subsidiary of Promotora, and its subsidiaries.

“Promotora”	Promotora de Sites, S.A. de C.V., a direct subsidiary of Telesites.

“Public Registry of Commerce”	The Public Registry of Commerce of the Federal District (Registro Público de Comercio del Distrito Federal).

“SAT”	The Mexican Tax Administration Service (Servicio de Administración Tributaria).

“Sercotel”	Sercotel, S.A. de C.V., a direct subsidiary of América Móvil.

“Share Delivery Election”	An election by an ADS holder of América Móvil to receive Telesites Shares in the Spin-off.

“Share Distribution Date”	The date on which América Móvil’s shareholders as of the Share Record Date will receive Telesites Shares in the Spin-off.

“Site Infrastructure”

The non-electronic components of telecommunications networks consisting primarily of: (i) the physical spaces on real property (or parts thereof) possessed under any legal title; (ii) the towers, masts, and other structures that provide support for radio communication antennas; and (iii) the civil engineering works, wiring, frames, ducts, and components to delimit and restrict access, as well as other on-site accessories that are useful for the installation and operation of radio equipment.

“Share Record Date”	The date on which the right of the holders of AMX shares to receive Telesites Shares will be determined.

“Slim Family”	Carlos Slim Helú and members of his immediate family.

“Spin-off”	The demerger of América Móvil resulting in the formation of Telesites.

“Telcel”	Radiomóvil Dipsa, S.A. de C.V.

“Telmex”	Teléfonos de México, S.A.B. de C.V.

“Telesites”	Telesites, S.A.B. de C.V.

“Telesites Shares”	All or any of the shares of the capital stock of Telesites, regardless of their series.

“Tower Reference Offer”	The 2015 Tower Reference Offer and the 2016-2017 Tower Reference Offer.

“United States” or “U.S.”	United States of America.

“U.S. Holder”

For purposes of the summary of the U.S. federal income tax considerations in this Information Statement, a “U.S. Holder” means a person that is a beneficial owner of AMX Shares or ADSs on the Share Record Date or ADS Record Date (as applicable), or of Telesites Shares received in the Spin-off, and who is a citizen or resident of the United States, a U.S. domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis with respect to income from the AMX Shares or Telesites Shares, or the ADSs (as applicable).

EXECUTIVE SUMMARY

This summary provides only a brief description of the participants and of the more relevant aspects of the Spin-off, and is not intended to contain all of the information that may be relevant to the Spin-off. Shareholders should review the detailed information included in the other sections of this Information Statement, as well as in the AMX 20-F and the other documents incorporated by reference herein, which may be consulted by visiting either the América Móvil website at www.americamovil.com or the SEC website at www.sec.gov.

General Information about Telesites

Telesites is a corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico and formed as a result of its spin-off from América Móvil.

Telesites’s subsidiary Opsimex, formed as a result of its spin-off from Telcel, when Telcel transferred to Opsimex certain of its sites and related infrastructure, along with other assets required for their operation and other liabilities, currently offers its Site Infrastructure to all radio communications service operators in Mexico, providing a better option for financing capital investments to develop their respective radio communications networks and/or services.

Like many wireless telecommunications companies, for decades Telcel considered that the development of its Site Infrastructure was a strategic part of its business. However, the strategic review performed by América Móvil’s Board of Directors determined that, in the medium and long term, Telcel could increase shareholder value by segmenting its business activities through the creation of Opsimex. Opsimex would operate a specific business segment that was only being leveraged by Telcel and was not directly marketed to third parties. The telecommunications field is changing, and each business faces distinct challenges and opportunities.

As of the date of this Information Statement, Telesites operates in Mexico, which is its principal market. However, Telesites continuously evaluates business and investment opportunities that may include expanding its presence to territories and countries in addition to where it currently operates.

Telesites’s principal strengths are:

●    New investment vehicle: Telesites is a new public company, independent of América Móvil, allowing investors to participate in a new business. Telesites operates autonomously with separate management, commercial, and financial objectives and has a capitalization structure tailored to the necessities of its business;

●    Independence: Telesites improves its competitive position by focusing its efforts and resources on improving and strengthening its position in the industry;

●    Market Relations: Telesites maximizes the value of the Site Infrastructure, allowing for its optimal development through independent management and making that infrastructure available to all telecommunications operators, initially, in Mexico, entering into arms-length commercial relationships with such operators and with Telcel via long-term operating agreements on a competitive basis.

In the past, the global trend in the telecommunications industry has been the simultaneous expansion of customers and networks. In particular, the pervasive belief was that the development of one’s own infrastructure was a strategic activity for companies in the industry because, when companies began deploying wireless networks, coverage was a major differentiating factor. However, the evolution of the wireless telecommunications market has led telecommunications operators, in developed and emerging markets, to redefine their strategy toward differentiation in service and deployment of their site infrastructure.

Such circumstances, together with the growing capital expenditures required to meet data traffic volume, resulted in the need for telecommunication companies to adjust strategies, paving the way for operators to begin sharing towers and corresponding sites, or selling their infrastructure to third parties so that it may be more efficiently marketed.

This paradigm shift is especially important in Latin America and the Caribbean, because the penetration of fixed telephone lines in the region is relatively low compared to the rest of North America or Europe, which makes the deployment of wireless telephone networks more relevant. Because of this, estimates predict that wireless services will play an increasingly relevant role in Latin America and the Caribbean, given the demand for broadband services. In particular, the deployment of long-term evolution (“LTE”) technology may drive the need to introduce new networks and increase coverage. Companies like Telefónica, Oi, Nextel, and Millicom have adopted the business model described above, and have sold more than 30,000 wireless towers in recent years.

As a result, there has been a surge in companies specializing in the provision of radio communications infrastructure services. According to KPMG, in 2006 in India, for example, 100% of the towers were operated directly by telecommunications operators, while in 2010, approximately 85% were operated by independent companies.1

In the United States, there are three public companies that operate in the radio communications infrastructure operation sector: American Tower Corporation, Crown Castle International Corporation, and SBA Communications Corporation. According to an August 2014 report by S&P Capital IQ, American Tower Corporation was the largest independent operator of communication and broadcasting towers in North America based on the number of towers and sales; currently more than half of its sites are located outside of the United States. Generally, the main customers of these businesses are the wireless telecommunications operators with large market shares in the United States, which in the case of American Tower Corporation represented around 84% of its U.S. sales in 2013.

One of the ways in which those companies have grown in recent years is from the sale by wireless telecommunications operators of certain assets that formed part of their passive infrastructure. The wireless telecommunications operators made these sales because they determined it was more efficient and competitive to discontinue their investment in this infrastructure and to utilize the resources obtained from these sales to finance their core businesses. There are also multiple examples of telecommunications operators spinning off their passive infrastructure operations in order to have two distinct, specialized businesses.

In Mexico, the business of shared access and use of passive infrastructure and related services began more than 14 years ago and has accelerated significantly in recent years with the sale of tower portfolios by some wireless telecommunications operators. Presently, more than five companies operate in this segment of the Mexican market with a combined total of more than 10 thousand towers. American Tower Corporation is currently the largest operator, followed by Mexico Tower Partners, among others. According to its annual report, American Tower Corporation has operated for more than a decade in Mexico and owns 8,551 communications sites in Mexico as of December 31, 2014.2 In 2013, American Tower Corporation acquired 883 sites from Axtel, S.A.B. de C.V. and another 1,473 sites in Mexico from NII Holdings, Inc. Currently, some of América Móvil’s subsidiaries in Latin America and the Caribbean are customers of American Tower Corporation.

The creation of Telesites’s subsidiary Opsimex generates important benefits for Telesites similar to those achieved by other companies that have demerged the Site Infrastructure from their wireless telephone operations. This increase in profitability is generated by the possibility of distributing costs among a larger number of participants.

As a new specialized company, Telesites is able to leverage important advantages by operating its business separately, including:

1.  Business model focused on profitability. Telesites specializes in one business segment, which brings the following benefits:

a)

Increase in profitability. Most wireless telecommunications operators consider it advantageous to share Site Infrastructure rather than individually assume the costs of installing and managing such infrastructure. Telesites is therefore able to market its assets to two or more customers, thereby increasing the profitability of its assets that were formerly only utilized by Telcel in Mexico;

b)

Growth opportunity. By distributing costs among a larger number of participants, Telesites is able to extend its infrastructure to locations where it is not currently cost-effective for the operators to do so on their own;

c)

Business differentiated by stability. Telesites operates a business with greater stability because telecommunications infrastructure leasing businesses are generally able to anticipate their long-term revenues and costs more accurately than telecommunications operators, because leases for tower space have a term of at least five (5) years. The result is a suitable vehicle for investors looking for greater stability in the generation and distribution of profits;

d)

Benefit to competition. The spin-off of Telesites’s subsidiary Opsimex from Telcel increased the number of towers in Mexico that are accessible to any telecommunications operator from 45% to 90%, allowing new operators and current competitors of Telcel to utilize the deployed Site Infrastructure; these competitors will be able to develop and scale their businesses more quickly. This will benefit telecommunications infrastructure service providers such as Telesites, because the greater number

[1]	Source: KPMG “Passive Infrastructure Sharing in Telecommunications,” 2011.
[2]	Source: www.americantower.com.

and size of telecommunications operators in the industry will increase the occupancy rates of their Site Infrastructure, strengthen the demand for the services offered, and increase the rate of return on assets;

e)

Improved operations. The creation of a company centered on performing a useful service to the telecommunications sector enables its management and employees to direct their efforts towards developing a company that is distinguished by its operating quality, which in turn benefits its customers and, ultimately, end users; and

f)

Strategy diversity. As a company separated from América Móvil, Telesites has its own management and strategy. Several strategies are expected to increase the profitability of the business operated by Telesites, including emphasis on (i) cost reduction; (ii) optimal site operation and maintenance; (iii) improved planning of new site requirements, wireless operator demand and technological requirements; and (iv) management of contractual relationships with customers and suppliers.

2. Growing market. Several analysts predict that the increase in data traffic caused by intelligent consumer devices (smartphones, tablets, etc.) will continue to drive the demand for greater wireless telecommunications infrastructure. Wireless telecommunications operators will have to continue to invest in increasing the capacity of their “networks to keep up with the large increase in the demand for data plans, as well as with the migration of users to the 4G platform. Companies that are appropriately positioned from a financial standpoint and which have experience in the industry may benefit significantly from this trend.

3. Regulatory environment. The recent telecommunications and broadcasting regulatory environment in Mexico could benefit Telesites, if the new telecommunications legislation is implemented in such a way as to encourage investment and competition, which would lead to higher quality services and market penetration.

On March 7, 2014, the IFT issued a resolution (the “Preponderance Resolution”) declaring that América Móvil and Telcel, among others, comprise an “economic interest group” in the telecommunications sector. In the Preponderance Resolution, the IFT also imposed certain specific measures on América Móvil and Telcel, some of which set forth the obligation to grant access and shared use of passive infrastructure. América Móvil and Telcel contested the IFT’s preponderant economic agent determination and the imposition of asymmetric regulations. With respect to the challenge from América Móvil, the corresponding court denied the challenge and América Móvil is expected to file an appeal for review of the denial. The challenge filed by Telcel is still pending a ruling.

Telcel published the 2015 Tower Reference Offer, which has a term that expires on December 31, 2015, and recently the 2016-2017 Tower Reference Offer, which has a term from January 1, 2016 through December 31, 2017. Under the terms of the 2016-2017 Tower Reference Offer, operators who wish to have access and shared used of the Site Infrastructure must execute a master services agreement, as well as specific agreements for each site, the duration of which will vary from site to site, and may be different from that of the master services agreement. See “Description of the Business—Principal Business—Master Agreement” below.

The obligations set forth in the Preponderance Resolution are also applicable to entities which are successors to, assignees of the rights of, or which result from corporate restructuring or modifications to the capital structure of, any of the members of the economic interest group. Therefore, Opsimex is obligated to comply with the Preponderance Resolution with respect to the shared access and use of the Site Infrastructure. Regardless of the regulatory requirements to do so, Opsimex has an inherent economic incentive to provide access to the Site Infrastructure to additional operators.

It is important to mention that the Telesites Shares will be registered with the National Securities Registry and the listing of the Telesites Shares on the Mexican Stock Exchange are not conditioned on any change to the regulatory situation of América Móvil, Telesites or their respective subsidiaries. Nevertheless, following the registration and listing of the Telesites Shares in the Mexican Stock Exchange and under certain circumstances, the IFT could, at Telesites’s request, reduce or eliminate the burdens of the Resolution with respect to Telesites.

In addition, the Preponderance Resolution stipulates that every two years the IFT will perform an assessment of the impact of the preponderance measures in terms of competition and, as appropriate, the IFT may decide to eliminate, change, or establish new measures. The preponderant economic agent shall cease to be considered preponderant once the IFT determines that its national market share in the Mexican telecommunications market, considering the variables used to assess market dominance, has dropped below fifty percent.

SELECTED FINANCIAL INFORMATION

TELESITES, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Financial Position

(In thousands of Mexican Pesos)

	As of September 30,				As of December 31,

	2015		2014		2014

Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	22,666,657	Ps.	2,405,622	Ps. 3,190,178
Related parties (Note 5)		18,638		—	—
Advanced payments (Note 6)		47,125		42,374	42,374

Total current assets		22,732,420		2,447,996	3,232,552

Non-current assets:
Property and equipment, net (Note 7)		35,488,328		37,401,621	36,790,575
Other assets		90,166		105,284	105,288

Total assets	Ps.	58,310,914	Ps.	39,954,901	Ps. 40,128,415

Liabilities and equity
Short-term liabilities
Accounts payable	Ps.	465,082	Ps.	192,065	Ps. 192,068
Payable taxes		383,120		401,108	589,701

Total short-term liabilities		848,202		593,173	781,769

Long-term liabilities:
Related parties (Note 5)		21,000,000		21,000,000	21,000,000
Long-term debt (Note 8)		18,676,783		—	—
Deferred taxes (Note 9)		9,642,812		10,040,204	10,045,483
Asset retirement obligation		1,464,997		1,480,919	1,480,919

Total liabilities		51,632,794		33,114,296	33,308,171

Total equity (Note 10)
Capital stock		35,000		35,000	35,000
Effect of the spin-off		(16,229,640)		(16,229,640)	(16,229,640)
Loss from previous periods		(81,447)		—	—
Loss for the period		(142,124)		(61,086)	(81,447)
Surplus from the revaluation of property and equipment, net of deferred taxes		23,096,331		23,096,331	23,096,331

Total equity		6,678,120		6,840,605	6,820,244

Total liabilities and equity	Ps.	58,310,914	Ps.	39,954,901	Ps. 40,128,415

TELESITES, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	For the nine-month periods ended September 30,		For the year ended December 31,

	2015	2014	2014

Rent revenues	Ps. 3,187,954	Ps. 3,105,338	Ps. 4,140,451

Operating costs and expenses:

Salaries		52,471		50,322		67,096
Tower maintenance		82,943		83,844		111,792
Space leases		1,198,761		1,166,581		1,555,441
Administration expenses		25,067		28,842		33,124
Depreciation		1,842,775		1,833,137		2,444,182

		3,202,017		3,158,726		4,211,635

Operating loss		(14,063)		(53,388)		(71,184)

Interest (expense) income, net		(65,111)		8,139		10,853
Exchange loss, net		(30,928)		—		—
Other expenses, net		(160)		—		—

Loss before income taxes		(110,262)		(45,249)		(60,331)
Income tax credit (Note 9)		(31,862)		(15,837)		(21,116)

Net loss for the period	Ps.	(142,124)	Ps.	(61,086)	Ps.	(81,447)

Other items of comprehensive income:
Surplus from the revaluation of property and equipment, net of deferred taxes	Ps.	23,096,331	Ps.	23,096,331	Ps.	23,096,331

Total comprehensive income	Ps.	22,954,207	Ps.	23,035,245	Ps.	23,014,884

RISK FACTORS

You should carefully review the following risk factors, together with the other information contained in this Information Statement, before deciding whether this investment is suited to your particular circumstances. Any of these risks could have a material adverse effect on Telesites’s business, financial condition and results of operations, which could, in turn, affect Telesites’s ability to repay its indebtedness. The risks described below are those known to Telesites and AMX and what Telesites and AMX currently believe may materially affect it. Additional risks not presently known to Telesites or AMX or that each of them currently considers immaterial may also impair Telesites business.

Risk Factors Related to Telesites’s Business

Telesites is a recently formed company with limited operating history, track record, historical financial statements, or certain business strategy, which makes Telesites’s future performance difficult to predict.

Telesites is a limited operating history on which you might otherwise rely to evaluate Telesites’s business and prospects.Telesites is subject to all of the business risks and uncertainties associated with any new business, including the risk that Telesites will not achieve its operating objectives and business strategy. Telesites therefore has only limited operating results to demonstrate its ability to operate its business. You should not assume that Telesites’s future performance will be similar to the financial position and results of operation reflected in its unaudited consolidated financial statements, or Telesites’s selected unaudited consolidated financial data, or that of other companies in the telecommunications infrastructure services industry. Telesites’s limited operating history increases the risk and uncertainty that you face in making an investment in Telesites and the lack of historic information may not permit you to forecast or predict reliable long-term trends.

The financial statements and the other financial information included in this Information Statement have not been audited.

Due to Telesites’s limited operating history, the financial statements and the other unaudited financial information included in this Information Statement have not been audited. In addition, the consolidated financial data as of and for the nine months ended September 30, 2015 has not been audited, reviewed or subject to any other procedures by Telesites’s auditors. The result of any such audit, review or procedures could result in changes to such financial data. Accordingly, all of the historical financial information could be subject to year-end and other adjustments as a result of an audit process.

Telesites’s pro forma financial statements and other financial information may not be indicative of its results.

The unaudited financial information presented in this Information Statement is based in part on certain assumptions that Telesites believes is reasonable. Telesites cannot guarantee that its assumptions will prove to be correct in the future. As a result, the unaudited pro forma financial information and other financial information contained in this Information Statement may not reflect what Telesites’s financial condition and results of operation would have been were Telesites an independent entity during the periods present, or what Telesites’s financial condition or results of operation will be in the future.

Decrease in demand for Telesites’s sites would materially and adversely affect its operating results, and neither Telesites or Opsimex can control that demand.

Factors affecting the demand for Telesites’s sites can cause a material adverse effect in its results of operation. Some of these factors include:

●	increased use of network sharing, and roaming by wireless service providers;

●	mergers or consolidations among wireless service providers;

●	government licensing of spectrum or restricting or revoking spectrum licenses;

●	zoning, environmental, health or other government regulations or changes in the application and enforcement thereof;

●	a decrease in consumer demand for wireless services due to general economic conditions or other factors, including inflation, and resulting decrease in demand for Telesites’s sites;

●	the ability and willingness of wireless service providers to maintain or increase capital expenditures on network infrastructure;

●	growth in competition by existing and new market participants;

●	costs related to the development of wireless services;

●	Telesites’s ability to satisfy the service requests of its customers in an efficient manner;

●	the financial condition and growth strategy of Telcel, currently Telesites’s only source of revenue, and the financial condition of Telesites’s future customers;

●

delays or changes in the deployment of next generation wireless technologies, including those related to (i) the number or type of radio communications infrastructure or other communication centers needed to provide communications or radio communications services in specific areas or (ii) wear and tear of existing wireless networks; and

●	technological changes that may result in sites being obsolete or having limited use.

Any downturn in the economy or disruption in the financial and credit markets could impact consumer demand for wireless services. If wireless service subscribers significantly reduce their minutes of use, or fail to widely adopt and use wireless data applications, Telesites’s wireless service provider customers could experience a decrease in demand for their services. As a result, the customers may scale back their capital expenditure plans, which could materially and adversely affect demand for Telesites’s sites, which, in turn, could have a material adverse effect on the business, results of operations or financial condition of Telesites.

Customers, prospective customers, suppliers or other companies with whom Telesites conducts business may need assurances that its financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of these customers, prospective customers, suppliers or other companies with whom Telesites conducts business may need assurances that its financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Additionally, they may prefer working with larger companies. Any failure of parties to be satisfied with Telesites’s financial stability could have a material effect on its business, results of operations, financial condition and cash flows.

Telesites’s business currently depends principally on one customer, and Telesites expects it to continue to depend on a very limited number of customers in the future.

As of the date of this Information Statement, Telesites’s revenues were derived principally from its affiliate Telcel. Even if Telesites is able to enter into additional site agreements, Telesites derives a significant portion of its revenue from, and Telesites’s business depends significantly and be concentrated on, a reduced number of customers. A reduction in demand for sites, reduced future capital expenditures on the networks of Telesites’s customers, or the loss, as a result of bankruptcy, or merger with Telesites’s other customer, of any one of Telesites’s prospective customers or a reduction in demand for its services by any such customers, could materially decrease Telesites’s revenue and have a material adverse effect on its growth. For example, Telcel could, in the future, terminate its relationship with Telesites’s subsidiary, Opsimex, and decide to compete with Telesites in the same sector by developing its own infrastructure or contracting sites with Telesites’s competition. Although Telesites has entered into master and site agreements with Telcel, Grupo Iusacell and Movistar, and expects to enter into similar agreements with prospective customers, Telesites cannot provide any assurance that any of its current or future customers will decide to renew or enter into new contracts with Telesites on similar terms or at all. If Telesites is unable to maintain its existing relationship with Telcel, Telesites’s business, financial condition and results of operations will be adversely affected.

If Telesites’s customers share Site Infrastructure to a significant degree or consolidate or merge, Telesites’s growth, revenue and ability to generate positive cash flows could be materially and adversely affected.

Extensive sharing of infrastructure or roaming agreements among wireless service providers as an alternative to leasing Telesites’s Site Infrastructure may cause new lease activity to slow if carriers utilize shared equipment rather than deploy new equipment. For example, in the United States, recently combined companies have either rationalized or announced plans to rationalize duplicative parts of their networks. Telesites would expect a similar outcome in Mexico if consolidation of certain customers occurs. In addition, certain combined companies have modernized or are currently modernizing their networks, and these and other customers could determine not to renew leases with Telesites as a result. Telesites’s ongoing contractual revenues and its future results may be negatively impacted if a significant number of these leases are not renewed.

Telesites may not be able to fully recognize the anticipated benefits of towers that it acquires through Opsimex.

A key element of Telesites’s growth strategy is to increase its tower portfolio. Telesites relies on its due diligence of the towers and the representations and financial records of the lessors and other third parties to establish the anticipated revenues and expenses and whether the acquired towers will meet Telesites’s internal guidelines. In addition, Telesites may not always have the ability to analyze and verify all information regarding title, access and other issues regarding the land underlying acquired towers.

Telesites’s business may be adversely affected if its customers were to experience a downturn in their businesses or if its financial condition weakens.

Telesites’s performance depends substantially on its ability to successfully collect usage fees from its customers. Telesites’s customers, as wireless carriers, are subject to certain industry-related risks, including, but not limited to, the following:

●	an intense competitive environment;

●	governmental or regulatory intervention in the wireless telecommunication sector, including the development of a new legal framework for the regulation of telecommunication services in Mexico;

●	existence of dominance and/or preponderance carrier regulations;

●	constant need to upgrade the existing networks as well as to acquire additional radio spectrum to expand their respective customer base and maintain the quality of their wireless services;

●	fixed terms of concessions and licenses, with no flexibility to negotiate and the imposition of specific conditions for their renewal;

●	changes in technology affecting the manner in which they operate;

●	system failures that may cause delays or interruptions of services; and

●	cyber-attacks or other breaches of network or information technology security.

To the extent that any of Telesites’s customers experiences a downturn in its businesses or its financial condition otherwise weakens, their ability to timely comply with their obligations to Telesites could be affected, which would, in turn, adversely affect Telesites’s business, financial condition and results of operations.

If Telesites is unable to renew its site agreements or enter into new site agreements with respect to vacant customer capacity at Opsimex’s sites, or if Telesites is unable to maintain its fees, Telesites’s revenues may be adversely affected.

Telesites cannot assure you that its site agreements will be renewed or that the vacant customer capacity at its sites will be occupied at fees equal to or above Telesites’s existing fees or that special considerations or conditions will not be offered to attract new customers or retain existing customers. There can be no assurance that Telesites will be able to enter into new site agreements on favorable terms, or at all. In addition, Telesites intends to continue to develop and acquire sites as part of its growth strategy. To the extent that customer capacity within Telesites’s sites remains vacant for extended periods of time, it may receive reduced or no revenue from such sites, which may affect Telesites’s financial condition and results of operations.

Telesites’s site agreements may not permit Telesites to collect fees in the event its sites are damaged, whether partially or in full. In the event some or all of Telesites’s subsidiary’s sites are damaged, whether partially or in full, as a result of any circumstances, including natural catastrophes, Telesites may not be able to continue to collect fees, which will have a material adverse effect on Telesites’s financial condition and results of operations.

Telesites may not be able to obtain the resources necessary to finance its working capital or capital expenditures needs or growth strategy.

Telesites depends on the availability of financing to support its working capital and capital expenditures needs and growth strategy. Telesites may need additional resources to implement its expansion plans Telesites plans to draw on cash flow from its operations and, if necessary, Telesites may incur bank debt. Telesites cannot assure you that it will be able to generate enough cash flow from its operations or that it will be able to continue obtaining financing from existing sources, or from other sources, or on terms comparable to those of Telesites’s existing financing arrangements, including as a result of its limited operations. Adverse developments in the Mexican or international credit markets, including higher interest rates, lower liquidity and a preference by financial institutions for long-term financing, may increase the cost for Telesites to borrow new funds or refinance its liabilities. Failure to gain access to additional capital on terms acceptable to Telesites may increase its financing costs and restrict its ability to implement its growth strategy as planned, which may adversely affect its business, financial condition and results of operations.

Telesites is exposed to risks associated with the development of new sites.

Telesites is subject to risks associated with its development activities, all of which may adversely affect Telesites’s business, financial condition and results of operations, including, but not limited, to the following risks:

●	development opportunities explored by Telesites may be abandoned and the related investment in researching and valuing such development opportunities will not be capitalized;

●	Telesites may not be able to locate convenient locations for its sites;

●	due to the increased cost of land use, Telesites’s activities may not be as profitable as expected;

●	Telesites may not be able to obtain or modify, or may experience delays and additional costs in obtaining or modifying, all necessary building and other governmental permits and authorizations;

●	feasibility studies for the development of new sites may prove incorrect as Telesites initiates its development;

●	development costs may exceed the original estimates;

●	sites, and construction of sites, may be affected by natural events, which may not permit Telesites to complete construction at all or based upon its estimates;

●	Telesites may not be able to find customers for any new sites upon completion; and

●	Telesites may not be able to effectively collect payments from its new customers.

These risks may result in substantial unanticipated delays or expenses and, under certain circumstances, may prevent completion of developments once undertaken, any of which may adversely affect Telesites’s business, financial condition and results of operations.

Telesites may not be able to successfully execute its growth and expansion strategy or effectively manage its growth.

Telesites’s future success depends on its ability to sustain the growth of its business through the development of new sites, the expansion of Telesites’s customer base and the increase of Telesites’s tenancy ratio. Successful execution of Telesites’s expansion strategy will require expenditures and investments before any significant associated revenues are generated and is dependent upon a number of factors, including Telesites’s ability to locate and secure prime locations for its sites at the level of existing and future competition, the availability of additional capital, favorable financial market and macroeconomic conditions in Mexico and abroad, and a favorable perception of Telesites’s relationship with Telcel. Telesites cannot guarantee that it will succeed in consummating any investment opportunity it identifies, or that one or more of the investments it makes will generate the expected revenue, income or cash flow. Even if it does, Telesites cannot guarantee that it will successfully manage increased operating activities and satisfy increased demand. Revenues obtained from Telesites’s investments may be less than expected or result in a loss that may adversely affect its business, financial condition and results from operations.

Telesites may not be capable of successfully expanding its operations to other markets.

Telesites is continually evaluating future business opportunities and possibilities for expansion and investment both in and outside of Mexico. If provided the opportunity, Telesites could expand its operations to new markets outside of Mexico. In this case, in addition to the risks inherent to its business, it may not have the same level of knowledge regarding the dynamics and conditions of new markets, which could negatively affect its capacity for growth or operation in such markets. Likewise, Telesites may not be capable of creating solid demand for its infrastructure, which could negatively affect its profitability. It is also possible that it may not entirely achieve the expected returns on future investments that it decides to undertake in new markets, as a result of negative market conditions and other factors, or it may not complete the estimated projects in a timely fashion for reasons beyond the company’s control.

Moreover, expanding into new territories and markets entails the need to obtain permits and approvals in order to operate its business and/or build and operate its infrastructure in such new territories and markets. The inability to obtain, renew or maintain those permits and/or approvals could have a negative effect on the company and its financial position, operating results and outlook. Likewise, each country or market that it may tackle in the future will present particular conditions that may impact overall performance, such as interest rate fluctuations, foreign exchange fluctuations, trade barriers, inflation, change in consumption habits, political and social instability, new legal and fiscal frameworks, etc. Telesites cannot ensure that future developments in the economic conditions of the countries in which it decides to invest in or to seek new opportunities—over which it has no control—will not have an adverse effect on its operations.

New technologies or changes in the business models Telesites’s customers could make its business less desirable and result in decreasing revenues.

The development and implementation of new technologies designed to enhance the efficiency of wireless networks or changes in the business models of Telesites’s customers could reduce the need for its tower-based wireless services, decrease demand for tower space and thereby decrease occupancy rates or reduce previously obtainable fee rates. In addition, customers may allocate less of their budgets to requesting space on sites. Any of these developments, if realized, could have a material adverse effect on Telesites’s business, results of operations or financial condition.

Delays or changes in the deployment or adoption of new technologies or slowing consumer adoption rates may have a material adverse effect on Telesites’s growth rate.

There can be no assurances that 3G, 4G or other new wireless technologies will be deployed or adopted as rapidly as projected or that these new technologies will be implemented in the manner anticipated. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies, once deployed, may be lower or slower than anticipated. These factors and the development of new technologies could have a material adverse effect on Telesites’s growth rate.

If Telesites is unable to protect its rights to the land under its sites, its business and operating results could be adversely affected.

Telesites’s real property interests relating to its sites consist primarily of leasehold, sub-leasehold interests and usufructs. A loss of these interests where Telesites’s sites are located may interfere with its ability to enter into new site agreements and generate revenues. For various reasons, Telesites may not always have the ability to access, analyze and verify all information regarding property titles or possession before entering into a lease agreement or any other type of agreement for the rights to the property on which a tower is to be located. This can generate uncertainty regarding the adequacy and security of Telesites’s rights to the property, as well as affect its rights to access and operate a site. Telesites could face disputes with property owners in relation to its lease agreements and the land on which its sites are located, which could also affect its ability to access and operate certain sites, and even result in Telesites being dispossessed of the property where its sites are located. Moreover, the property rights may not be binding on third parties and Telesites may be unable to retain them if faced with claims filed by someone with a greater right to the property. For various reasons, property owners may decide not to honor or renew the lease agreements they entered into with Telesites. Most of the lease agreements Telesites has entered into are for terms of ten years. Telesites’s inability to protect its rights to the land under its towers may have a material effect on its business, results of operations and financial condition.

The investment in Telesites’s sites may be illiquid and, therefore, its ability to dispose of its sites on favorable terms or on any terms depends on factors beyond its control.

The investment in Telesites’s sites may be illiquid. This may affect Telesites’s flexibility to adjust its tower portfolio to changing market conditions. In the event Telesites was required to sell any of its towers to obtain liquidity, Telesites may need to divest towers below market prices, and be subject to taxes and/or fees, all of which may adversely affect Telesites’s business, financial condition and results of operations.

Telesites’s ability to sell its sites on favorable terms or on any terms depends on factors which are beyond its control, including competition, demand from possible purchasers, access by purchasers to sources of financing on attractive terms and prices in the places where Telesites has sites. Telesites cannot predict the market conditions that may prevail at a given time and that could affect Telesites’s investments in its sites. Given the uncertainty of the market conditions that may affect the future sale of Telesites’s sites, Telesites cannot guarantee that, if required, it will be able to sell such assets at a profit or in a short time.

Rights to properties where Telesites locates its sites may have a shorter duration than the site agreements.

Certain of Telesites’s leases on properties where its sites are located may have shorter durations than the site agreements executed with Telesites’s customer. In such cases, Telesites will seek to renew these leases or, if necessary, offer its customers relocation of their access to a new site. Telesites cannot guarantee that customers will agree, and such customers could terminate the site agreements they have entered into with Telesites before they have expired. This could have a material effect on Telesites’s business, results of operations and financial condition.

Telesites’s costs could increase and its revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated.

Public perception of possible health risks associated with cellular and other wireless communications technology could slow the growth of wireless companies, which could, in turn, slow Telesites’s growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could undermine the market acceptance of wireless communications services and increase opposition to the development of sites. The potential connection between radio frequency emissions and certain negative health or environmental effects has been the subject of substantial study by the scientific community in recent years and numerous health-related lawsuits have been filed against wireless carriers and wireless device manufacturers. If a scientific study or court decision resulted in a finding that radio frequency emissions pose health risks to consumers, it could negatively impact telecommunications operators and the market for wireless services, which could have a material effect on business, results of operations and financial condition.

Increasing competition in the telecommunications infrastructure services industry may materially and adversely affect Telesites.

Telesites may experience increased competition, which could render the acquisition of high quality assets significantly more costly and impact Telesites’s ability to grow, as well as result in a decrease of prices and operating margins. Some of Telesites’s current and potential competitors may be larger and have greater financial resources, and may allow access to their towers.

The telecommunications industry is highly competitive and Telesites’s customers may have numerous alternatives available to access sites. Competitive pricing by competitors could materially and adversely affect Telesites’s fee rates and income. In addition, Telesites may not be able to renew existing site agreements when they expire or enter into new site agreements, resulting in a material adverse impact on Telesites’s results of operations and growth rate. Additionally, certain providers of telecommunications services may opt to develop their own sites without turning to Telesites’s business. The prices for assets, combined with the competitive pricing pressure on the fee rates for wireless communication sites, could have a material effect on Telesites’s business, results of operations and financial condition.

The Federal Law on Telecommunications and Broadcasting and the declaration of market dominance could affect returns on Telesites’s capital investments.

In accordance with the Federal Law on Telecommunications and Broadcasting, the IFT will encourage all operators to negotiate agreements relating to the shared use of Site Infrastructure. In the event agreement cannot be reached, the IFT may, when necessary to provide access services, and if there are no alternatives, establish terms governing the usage and sharing of physical space as well as the corresponding fees. The IFT may audit the terms of the agreements at any time in order to assess their impact on effective competition in the telecommunications sector, and may also establish measures granting access to infrastructure on nondiscriminatory terms, including any measures necessary to prevent or remedy any effects that are detrimental to competition.

Moreover, as established by the IFT’s Preponderance Resolution, the predominant economic agent must allow operators access to and shared use of passive infrastructure on a nondiscriminatory and nonexclusive basis. Fees for access to and shared use of passive infrastructure shall be negotiated by the predominant economic agent and the operator requesting such services. If agreement cannot be reached, the IFT shall determine access rates using a long-run average incremental cost methodology, which must be offered on nondiscriminatory terms and may vary by geographical area.

Telesites cannot guarantee that any fees set by the IFT using the process described above will generate enough earnings to meet the present or future investment needs of Telesites or will be enough to cover Telesites’s cost, generate projected earnings or if they’ll be similar to those fees charged elsewhere.

Telesites may incur indebtedness in the future that could adversely affect its financial position and Telesites’s ability to satisfy its total outstanding debt obligations from its cash flow.

Telesites may incur additional indebtedness that may have the following direct or indirect effects:

●	limit its ability to satisfy its obligations under the instruments governing its debt;

●	limit its ability to pay dividends;

●	increase its vulnerability to adverse general economic, geographic or regional, and industry conditions;

●

require Telesites to dedicate a portion of its cash flow from operations to servicing and repaying of its indebtedness, which may place Telesites at a competitive disadvantage with respect to its competitors with less debt;

●	limit Telesites’s flexibility in planning for or reacting to changes in its business and the industry in which it operates;

●	limit Telesites’s ability to take advantage of market opportunities;

●	limit, along with the financial and other restrictive covenants of Telesites’s indebtedness, among other things, Telesites’s ability to borrow additional funds; and

●	increase the cost of additional financing.

Telesites’s ability to generate sufficient cash to satisfy its outstanding and future debt obligations depends on its operating performance, which is, in turn, affected by prevailing economic conditions and financial, business and other factors, many of which are beyond Telesites’s control. If Telesites is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing of its indebtedness, or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.

In the future, Telesites may from time to time incur substantial additional indebtedness. If Telesites incurs additional debt, the risks that it faces as a result of its existing indebtedness could further intensify.

If Telesites fails to comply with laws or regulations regulating of its business, which may change at any time, Telesites may be fined or even lose its right to conduct some of its business.

Various laws and regulations apply to Telesites business. Failure to comply with applicable requirements may lead to civil penalties or require Telesites to assume indemnification obligations. Telesites cannot guarantee that failure to comply with existing or future laws or regulations, including state and local tax laws, will not adversely affect Telesites’s business or result in additional costs. These factors may have a material adverse effect on Telesites.

Telesites’s sites are subject to damage from natural disasters or other unexpected events that are not adequately covered by insurance.

Telesites’s sites are subject to risks associated with natural disasters such as tornadoes, floods, hurricanes and earthquakes, as well as other unexpected events. Any loss or damage to elements of Telesites’s sites or of its databases could affect its ability to provide services to customers. Although Telesites does have insurance with coverage for natural disasters, such insurance may prove insufficient or inadequate to cover repair or reconstruction costs arising from events of force majeure.

The failure or inability of Telesites’s subsidiaries to pay dividends or other distributions may adversely affect Telesites and its ability to pay dividends to shareholders.

Telesites is a holding company and its operations are principally carried out through its subsidiaries. As a result, Telesites’s ability to pay dividends depends on the ability of its subsidiaries to generate income and pay dividends to Telesites. Telesites’s subsidiaries are distinct and separate legal persons. Any payment of dividends, distributions, credits or advances by Telesites’s subsidiaries is limited by the general provisions of Mexican law on the distribution of corporate earnings, including those relating to employee profit sharing. If a shareholder submits a claim against Telesites, compliance with any sentence issued by the court would be limited to the available assets of Telesites’s subsidiaries. Payment of dividends by Telesites’s subsidiaries also depends on their earnings and on business considerations. In addition, Telesites’s right to receive any asset from any subsidiary as a shareholder in these subsidiaries and their liquidation or reorganization is effectively subordinated to the rights of Telesites’s subsidiaries’ creditors, including commercial creditors.

Telesites is a holding company. Accordingly, Telesites’s cash flows is derived principally from dividends, interest and other distributions made to Telesites by its subsidiaries. Telesites’s ability to pay dividends, interest or other distributions depends on its subsidiaries’ ability to pay it dividends and provide it with other income. The ability of its subsidiaries to pay dividends and provide Telesites with other cash flows may be subject to legal, regulatory, or contractual restrictions.

During the month of July 2015, Telesites’s subsidiary Opsimex placed and offered in Mexico and abroad certificados bursátiles registered in the National Securities Registry. Certain covenants apply to Opsimex under the terms of the certificados bursátiles, including a restriction against declaring or paying any dividend to its shareholders for a period of three (3) years from the date of issuance of the certificados bursátiles. This covenant will remain in effect so long as any certificado bursátil remains outstanding.

Delays, absences or refusals at different levels of government of approvals to grant Telesites permits and licenses to operate and expand Telesites’s sites network could have a material effect on its business, results of operations and financial condition.

There is no reliable system in Mexico for permits, authorizations and licenses for the installation of radio communication infrastructure and or for establishing their respective costs. Rather, from time to time, local, state and federal authorities establish varying requirements to obtain specific authorizations, including, in many instances, varying requirements for the same site. Given these conditions, Telesites may be unable to execute its expansion plans within the expected timeframes, or may be unable to execute them at all, if Telesites fails to secure the authorizations required at different levels of government. In addition, some of Telesites’s sites could be declared non-compliant with any of the authorizations necessary for their construction or operation, which could subject Telesites to fines or other penalties from the relevant regulatory authorities. Any such fines or penalties with respect to Telesites’s current site portfolio, or any delays, absences or refusals of approvals to grant the authorizations needed to expand Telesites’s site portfolio in the future could adversely affect Telesites’s ability to install or maintain its sites and could have a material effect on its business, results of operations and financial condition.

Telesites’s business relationship with Telcel may create potential conflicts of interest and result in unfavorable terms for Telesites.

Telesites believes the transactions with Telcel, which is currently its only source of revenue, to be in the ordinary course of business. However, these transactions may create potential conflicts of interest that may result in terms less favorable to Telesites than those Telesites could obtain from a non-affiliated party.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on Telesites’s operations and financial performance.

Telesites’s operations and assets are located in Mexico, and Telesites’s revenues, therefore, are related to economic conditions in Mexico, including, among other factors, changes in its GDP, per capita disposable income and unemployment rates. A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect Telesites’s business and financial condition. These events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting Telesites’s ability to obtain new financing and service of Telesites’s debt. The Mexican government recently cut spending in response to a downward trend in international crude oil prices, and it may cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, Telesites’s business, financial condition, operating results and prospects.

In the past, Mexico experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. In 2012, 2013 and 2014, inflation in Mexico, as measured by the change in the national consumer price index, was 3.6%, 4.0% and 4.1%, respectively, and the average annualized interest rates on 28-day Certificados de la Tesorería de la Federación (Treasury bills, or “Cetes”) for the same periods were 4.2%, 3.8% and 3.0%, respectively. Future increases in inflation and interest rates may adversely affect Telesites’s results of operations by increasing its operating costs, in particular the cost of labor, Telesites’s customers’ purchasing power and the cost of infrastructure, as well as Telesites’s financing costs.

A worsening of international financial or economic conditions, including a slowdown in growth or recessionary conditions in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, Telesites’s financial condition and Telesites’s ability to service its debt.

Political events in Mexico may adversely affect Telesites’s operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, Telesites’s operations. Political disagreements between the executive and the legislative branches may prevent the timely implementation of political and economic reforms, which in turn may have an adverse effect on Mexican economic policy and on Telesites’s business. It is also possible that political uncertainty may adversely affect Mexico’s economic situation. Telesites cannot assure that Mexican political events, over which it has no control, will not have an adverse effect on its business, results of operations or financial condition.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Changes in Mexican governmental policies may adversely affect Telesites results of operations and financial condition.

The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, the actions and policies of the Mexican federal government concerning the economy, government spending and investment, state-owned or controlled entities or entities funded or influenced by the government may have a significant impact on private sector entities in general and on Telesites in particular, and on market conditions, prices and returns on Mexican securities as well. The Mexican government has in the past intervened in the local economy and occasionally makes significant changes in policies and regulations, which may continue in the future. Such actions to control inflation and other regulations and policies have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Telesites’s business, financial condition and results of operations may be adversely affected by changes in governmental policies or regulations involving or affecting Telesites’s management, operations and tax regime. Telesites cannot assure that changes in the Mexican federal government policies will not adversely affect its business, financial condition and results of operations. Tax legislation in Mexico, in particular, is subject to constant change and Telesites cannot guarantee that the Mexican government will not change its tax or any of its existing political, social, economic or other policies, which changes may adversely affect Telesites’s business, financial condition or results of operations.

Developments in other countries may affect the market price of Telesites’s securities and adversely affect its ability to raise additional financing.

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries, including the United States, the European Union (the “EU”) and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. Crises in the United States, the EU or emerging market countries may diminish investor interest in securities of Mexican issuers. This could materially and adversely affect the market price of Telesites’s securities, and could also make it more difficult for Telesites to access the capital markets and finance Telesites’s operations in the future on acceptable terms or at all.

Additionally, in recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”) and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination or re-negotiation of NAFTA or other related events may have a significant adverse effect on the Mexican economy, which, in turn, may affect Telesites’s business, financial condition and results of operations. Telesites cannot assure you that events in other emerging market countries, in the United States, or elsewhere will not adversely affect Telesites’s business, financial condition and results of operations.

Telesites will not file periodic reports with the U.S. Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, Telesites will be required to make available on its website English language versions of its annual and quarterly reports, press releases and certain other information made public in Mexico. However, unlike América Móvil, Telesites will not be required to file annual reports on Form 20-F with, or furnish current reports on Form 6-K to, the U.S. Securities and Exchange Commission. As a result, the level of disclosure and the type of information provided by Telesites to its shareholders may not be as extensive and detailed as those they are accustomed to receiving as holders of AMX Shares or ADSs.

Risks Related to Holding or Investing in the Telesites Shares

A future offer of securities or a future sale of the Telesites Shares by its controlling shareholders, or the perception that such a sale might occur, could result in the dilution or a decrease in the market price of Telesites Shares.

Although, as of the date of this Information Statement, Telesites has no intention of doing so, in the future, Telesites may issue additional securities, including Telesites Shares and/or instruments that are convertible or exchangeable into Telesites Shares, finance, acquisition or other corporate purposes. In addition, Telesites’s majority shareholders may reduce their shareholding in Telesites. Such issuances or sales, or the expectation of them, could have the effect of diluting the economic and corporate rights of Telesites’s shareholders in relation to the Company, or result in a negative market perception and, potentially, a reduction in the market value of Telesites Shares.

The possibility that Telesites Shares may trade with a deduction in the book value per share is separate and distinct from the risk that the value of shareholders’ equity value per share may decrease. Telesites cannot foresee whether Telesites Shares will be quoted above, at or below the value of shareholders’ equity value per share. For registration of the Telesites Shares in the National Security Registry and their listing on the Mexican Stock Exchange, the subscription price may possibly be higher than the capital book value per share.

At the present time, there is no public market for the Telesites Shares, and it is possible that this market will not develop in such a way as to offer investors sufficient liquidity once the Telesites Shares have been registered and listed for trading on the Mexican Stock Exchange. If the price for the Telesites Shares fluctuates after this stage, investors could lose part or all of their investment.

The Telesites shares are not yet registered with the National Securities Registry or listed on the Mexican Stock Exchange. If an active market for the Telesites shares is not developed when this process comes to an end, investors may face difficulties in selling the Telesites Shares. Telesites cannot predict whether there will be sufficient investor interest in Telesites to create an active market in Telesites Shares on the Mexican Stock Exchange, or the liquidity of this market. The price for the Telesites Shares at the time they are registered in the National Security Registry and listed on the Mexican Stock Exchange may not be indicative of the prices that will prevail on the market after that stage. Accordingly, an investor may find that it cannot sell Telesites Shares at an equal or a higher price than the price paid by the investor before the Telesites Shares were registered and listed on the Mexican Stock Exchange. In addition to the risks mentioned above, the market price of Telesites Shares could be influenced by different factors, some of which are outside of Telesites’s control, including:

●

High volatility in the market price and brokerage volume of securities of companies in the sectors in which Telesites and its subsidiaries participate, that are not necessarily related to the performance of these companies;

●

The failure of securities analysts to cover Telesites Shares to the same degree as América Móvil Shares or changes in securities analysts’ earnings estimates or views regarding Telesites Shares or the failure of Telesites to meet such estimates;

●	Performance of the Mexican economy or of the sectors in which Telesites participates;

●	Changes in earnings or variations in Telesites’s operating results;

●	The differences between actual financial and operating results and those expected by investors;

●	Performance of companies comparable to Telesites’s with Telesites’s performance or that of its subsidiaries;

●	Announcements by Telesites or its competitors with respect to contracts, acquisitions, strategic alliances, joint investments or significant investment commitments;

●	New laws or regulations or new interpretations of laws and regulations, including tax or other provisions applicable to Telesites’s business or to the business of its subsidiaries;

●	Investors’ perceptions of Telesites and of the industries in which Telesites operates;

●	Acts undertaken by Telesites’s principal shareholders in respect of the sale of their shares, or market perceptions with respect to the sale of Telesites Shares by such shareholders;

●	Hiring or loss of key directors;

●	Market perceptions concerning the way in which Telesites’s directors provide their services and perform their functions;

●	Increased competition;

●	General trends in the economy or financial markets in Mexico and globally, including trends created by wars, acts of terrorism or measures adopted in response to such events; and

●	The political situation and events in Mexico and globally.

In addition, the capital markets in general have undergone significant fluctuations in price and volume that have generally not had any relation to or have had a disproportionate relation to the performance of the companies specifically affected. Telesites cannot predict whether Telesites Shares will be quoted above or below Telesites’s net value.

These market and industry factors could have a significant and adverse effect on the price of Telesites Shares, regardless of Telesites’s performance.

ADS Holders will not be able to receive their Telesites Shares unless they maintain an account with a participant in Indeval and provide adequate delivery instructions to the Depositary.

In order to receive Telesites Shares, an ADS Holder must maintain an account with a broker, bank or other participant in Indeval. It is the sole responsibility of any ADS Holder electing to receive its Telesites Shares to maintain such account and to provide adequate delivery instructions to the Depositary before the Delivery Instruction Deadline. An ADS Holder that fails to maintain such an account or that provides inadequate or untimely delivery instructions to the Depositary will not receive its Telesites Shares and will only be entitled to the cash proceeds from their sale. See “Description of the Business—Telesites Shares Representing Capital Stock—Effects of the Spin-off on Holders of América Móvil ADSs.”

ADS Holders that receive the cash proceeds from the Depositary’s sale of their Telesites Shares will have no control over the timing or manner of such sale.

An ADS Holder that does not make a valid election to receive its Telesites Shares will receive the net proceeds from the sale of those shares by the Depositary. Depending on market conditions, the sale of those Telesites Shares may occur over an extended period of time and through multiple transactions. ADS Holders will have no control over the timing of such transactions, the timing of the conversion of the proceeds into Dollars or the timing of the distribution of such proceeds to ADS Record Holders, which will be at the sole discretion of the Depositary. See “Description of the Business—Telesites Shares Representing Capital Stock—Effects of the Spin-off on Holders of América Móvil ADSs.”

The Depositary has no obligation to minimize any adverse impact on the amount of Dollar proceeds distributed to ADS Holders that may result from fluctuations in the trading price of the Telesites Shares or the exchange rate at which Peso proceeds are converted into Dollars. See “—It is not possible to predict the prices at which the Telesites Shares will trade after the Spin-off” and “—Proceeds from the sale of Telesites Shares will be made in Pesos, and the exchange rate at which Pesos can be converted into Dollars may fluctuate” below. Ongoing efforts of the Depositary to sell substantial amounts of Telesites Shares may have an adverse impact on the price of those shares. In addition, the Depositary may, but will have no obligation to, make interim payments to ADS Holders before all sales of the Telesites Shares are completed.

It is not possible to predict the prices at which the Telesites Shares will trade after the Spin-off.

The trading price of the Telesites Shares may decline below their opening market price on the first day of trading on the Mexican Stock Exchange. The trading price of the Telesites Shares may fluctuate significantly due to a number of factors, including:

●	actual or expected fluctuations in the operating results of Telesites from period to period;

●	changes in accounting standards, policies, interpretations or principles;

●	the failure of securities analysts to cover Telesites Shares to the same degree as América Móvil Shares;

●	changes in securities analysts’ earnings estimates or views regarding Telesites Shares or the failure of Telesites to meet such estimates;

●	the operating and share price performance of comparable companies; and

●	overall market fluctuations and changes in general economic conditions in Mexico and globally.

Proceeds from sales of Telesites Shares will be denominated in Pesos, and the exchange rate at which Pesos are converted into Dollars may fluctuate.

Any significant fluctuations in the exchange rate between Pesos and Dollars could have an adverse impact on the Dollar amounts obtained in the conversion of net proceeds from the sale of Telesites Shares. Future fluctuations in exchange rates cannot be predicted.

The combined post-Spin-off value of Telesites Shares and América Móvil Shares may not equal or exceed the pre-Spin-off value of América Móvil Shares.

Telesites cannot assure you that the combined trading prices of América Móvil Shares and Telesites Shares after the Spin-off will be equal to or greater than the trading price of América Móvil Shares prior to the Spin-off.

Although the U.S. federal income tax treatment of the Spin-off is uncertain, the Spin-off is expected to be a taxable transaction to U.S. Holders of América Móvil’s common stock and ADSs. U.S. Holders may recognize taxable income that exceeds the amounts ultimately distributed to them in the Spin-off.

The U.S. federal income tax treatment of the distribution pursuant to the Spin-off of Telesites Shares to U.S. persons who hold AMX Shares or ADSs is subject to significant uncertainty. In particular, there is significant uncertainty as to whether Telesites will meet the five-year active trade or business test that is one requirement for the distribution to qualify as a tax-free distribution under U.S. federal income tax law. América Móvil accordingly expects a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) would be subject to tax on its actual or constructive receipt of Telesites Shares in the Spin-off, even though the Depositary may not make such Telesites Shares available to the U.S. Holder but may sell them and distribute the net proceeds instead.

The Depositary, on behalf of holders of ADSs that do not make a Share Delivery Election (such holders, “Non-Electing ADS Holders”), intends to sell the Telesites Shares it receives in respect of the AMX Shares underlying those ADSs, and to distribute the net proceeds among the Non-Electing ADS Holders in proportion to the number of ADSs of the relevant class that they hold. The Depositary’s sales may take a significant period of time and may result in an average selling price that is more or less than the amount of dividend income recognized by a U.S. Holder in the Spin-off. In addition, the Depositary may (but will have no obligation to) make interim payments to ADS holders before all sales of the Telesites Shares are completed. Accordingly, although a U.S. Holder of ADSs generally is expected to be treated as receiving a taxable dividend on the Share Distribution Date, the U.S. Holder may not receive cash proceeds related to such dividend income until a later date. In addition, if the Depositary’s average selling price for the Telesites Shares is lower than the fair market value of the Telesites Shares on the Share Distribution Date, the amount of cash proceeds ultimately received by a U.S. Holder may be less than the dividend income the U.S. Holder is deemed to receive in the Spin-off. In that event, the U.S. Holder may be treated as realizing a capital loss in respect of the Depositary’s sale of Telesites Shares, but the deductibility of such losses against ordinary income (including dividend income) is limited.

América Móvil has not sought any ruling from the IRS with respect to the appropriate treatment of the Spin-off. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of the Spin-off, including the Depositary’s treatment of the Telesites Shares it receives in respect of the AMX Shares underlying the ADSs. See “Taxation—U.S. Federal Income Tax Considerations—Consequences of the Spin-off”.

U.S. Holders who hold AMX Shares directly, rather than through ADSs, may be required to sell AMX Shares prior to the Spin-off in taxable transactions or buy additional AMX Shares.

Because América Móvil intends to distribute Telesites Shares to holders of AMX Shares in a ratio of one Telesites Share per twenty AMX Shares, a U.S. Holder of AMX Shares who holds less than twenty AMX Shares or who otherwise holds a number of AMX Shares that is not divisible by twenty (“Odd Lot Shares”) may be required to buy or sell AMX Shares prior to the Spin-off until the U.S. Holder no longer holds a number of AMX Shares constituting Odd Lot Shares. Because it is expected that no U.S. Holder of ADSs holds a corresponding number of AMX Shares constituting Odd Lot Shares (other than fractional ADSs, which will be sold by the Depositary, and which represent a fractional number of AMX Shares), the requirement to buy or sell AMX Shares prior to the Spin-off will not apply to U.S. Holders of ADSs. A U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of AMX Shares. See “Taxation—U.S. Federal Income Tax Considerations—Consequences of the Spin-off”.

Telesites may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in Telesites Shares to significant adverse tax consequences.

Telesites will be classified as a passive foreign investment company (a “PFIC”) in a particular taxable year if either (i) 75 percent or more of its gross income for the taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent. Telesites may not derive sufficient active revenues and hold sufficient active assets, to avoid being classified as a PFIC. The PFIC tests must be applied each year, and it is possible that Telesites may be a PFIC in the current year or may become a PFIC in a future year.

In the event that Telesites is classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election (or a mark-to-market election is not available with respect to the Telesites Shares because, for example, the U.S. Holder does not own Telesites Shares on the last day of the U.S. Holder’s taxable year), the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by Telesites and gain that the U.S. Holder recognizes on the sale of its Telesites Shares (which may include, for this purpose, a sale by the Depositary of the Telesites Shares on the U.S. Holder’s behalf). The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period a U.S. Holder holds the Telesites Shares. There generally should not be an interest charge to compensate for tax deferral if the Telesites Shares are held for less than one year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of its Telesites Shares at death. See “Taxation—U.S. Federal Income Tax Considerations —Ownership of Telesites Shares—PFIC Rules.”

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed in “Taxation—U.S. Federal Income Tax Considerations —Ownership of Telesites Shares—PFIC Rules,” including whether Telesites will be classified as a PFIC in a particular taxable year, the desirability of making a mark-to-market election and whether such an election is available in respect of the Telesites Shares.

U.S. Holders of América Móvil’s ADSs may be subject to a withholding tax at a rate of up to 35% on proceeds of the sale of Telesites Shares received in the Spin-off, depending on how the Mexican federal income tax rules treat the sale and the circumstances under which the sale occurs.

The Depositary’s sale of the Telesites Shares underlying the ADSs held by a Non-Electing ADS Holder that is treated as a “Nonresident Holder” under the federal tax laws of Mexico (as defined in “Mexican Tax Considerations—Ownership of Telesites Shares Received in Spin-off”), and the Depositary’s distribution of the net proceeds to such Non-Electing ADS Holder, either may not be subject to withholding tax or may be subject to withholding tax at a rate of 10%, 25% or 35%, depending on how the Mexican federal income tax rules treat the sale and the circumstances under which the sale occurs. U.S. Holders should consult with their tax advisors concerning the possible imposition of Mexican withholding tax on the proceeds from the sale of Telesites Shares and the procedures for applying for a refund (if any) from the Mexican tax authorities. For information on withholding taxes, for Mexican federal income tax purposes, that may be applicable to a Nonresident Holder (which may include U.S. Holders), see “Mexican Tax Considerations—Ownership of Telesites Shares Received in Spin-off”.

Telesites’s principal shareholders have a significant influence on Telesites and their interests might differ from the interests of Telesites’s minority shareholders.

Telesites’s principal shareholders have the power to vote on virtually all decisions submitted to a vote at a meeting of Telesites’s shareholders, and as a result to exercise control over business decisions, including, among others:

●

Membership of the Board of Directors and, therefore, any decision that such Board makes concerning the course of Telesites’s business and policies, including the appointment and removal of Telesites’s officers;

●	Decisions concerning mergers, other business combinations or other corporate restructurings and transactions, including any that may result in a change of control;

●	Acquisitions and sales and transfers of Telesites’s assets, including the acquisition of new businesses; and

●	The levels of borrowing that Telesites takes on.

A vote by the principal shareholders may result in Telesites taking actions that may not be in the interests of other shareholders. Telesites cannot guarantee whether the principal shareholders will act in a way that suits their own interests.

Holders of L Shares will have limited voting rights

The bylaws of Telesites provide that holders of L Shares are not permitted to vote except on such limited matters as, among others, the transformation or merger of Telesites or the cancellation of registration of the L Shares with the National Securities Registry maintained by the Mexican National Banking and Securities Commission or any stock exchange on which they are listed. Holders of L Shares will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with the bylaws of Telesites.

Mexican law and Telesites’s bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.

As required by Mexican law, Telesites’s bylaws provide that non-Mexican shareholders shall be considered as Mexicans with respect to Telesites Shares that they own, exclusive rights, concessions, holdings and interests in Telesites and also the rights and obligations derived from any contract that Telesites enters into with the Mexican government. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If you invoke such governmental protection in violation of this provision, your Telesites Shares could be forfeited to the Mexican government.

Trading markets in other countries could have an adverse effect on the market value of Telesites Shares.

Trading markets in the countries where Telesites operates present high levels of volatility. The economies, business, financial situations of Mexico and the United States, results, or operations of Mexican companies and the market value of shares of Mexican and American companies could be affected to a varying degree by economic and market situations in other countries. Although economic situations in other countries could vary significantly from the economic situation in Mexico and the United States, investor reactions to adverse events in those countries could have a negative effect on the market value of the securities of Mexican and U.S. issuers.

The protections afforded to minority shareholders in Mexico are different from those in the United States and other jurisdictions.

Under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of employees and directors are different from those in the United States and in other jurisdictions. Although Mexican laws have been amended to reduce the percentage of shareholders to bring suit on behalf of the company and not on their own behalf to 5%, and to impose specific obligations of diligence and loyalty to the directors and principal officers, Mexican law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions and has not been the subject of extensive judicial interpretation. Similarly, the criteria applied in the United States for verifying the independence of independent directors are different from the criteria that apply under the corresponding laws and regulations of Mexico. In addition, in Mexico the procedure for class actions is less clear and is not as developed as that of the United States, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of Telesites to enforce their rights against Telesites or its directors or controlling shareholders than it would be for shareholders of a public company incorporated in the United States.

The enforcement of civil judgments against the board members, relevant executives and controlling shareholders of Telesites may be difficult.

Telesites is a sociedad anónima bursátil de capital variable under the laws of, and domiciled in, Mexico. The majority of Telesites’s board members, relevant executives and controlling shareholders reside outside the United States. Also, all or a significant portion of the assets of such persons and Telesites are located outside the United States. As a result, it may not be possible for foreign investors to effect service of process within the United States or in any other jurisdiction outside Mexico, or to enforce against them judgments obtained outside Mexican courts based on the civil liability provisions of the federal securities laws of that country. There is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

You may not be entitled to participate in future preemptive rights offerings.

Under Mexican law, if Telesites issues new shares as part of certain capital increases (including via public offerings, except in certain cases) Telesites must grant its shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Telesites.

However, Telesites may not be legally permitted to allow holders of Telesites Shares in the United States to exercise any preemptive rights in any future capital increase unless Telesites files a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to that future issuance of shares, or an exemption from the registration requirements of the Securities Act and applicable U.S. state securities laws is available, or with respect to holders of Telesites Shares in other jurisdictions, unless Telesites complies with such legislation and registration requirements as may be applicable under the laws of any other jurisdiction.

At the time of any future capital increase, Telesites will evaluate the costs and potential liabilities associated with filing a registration statement that would permit non-Mexican holders of Telesites Shares to exercise their preemptive rights, as well as the potential indirect benefits of granting such shareholders the use of their preemptive rights, and any other factors that Telesites considers important to determine whether Telesites will file such a registration statement.

Telesites cannot assure you that it will file a registration statement with the SEC to allow non-Mexican holders of Telesites Shares to participate in a preemptive rights offering. As a result, the economic interest and the voting rights of such holders in Telesites may be diluted proportionately.

Telesites’s bylaws contain provisions that may delay or prevent transfers of shares in some circumstances.

Telesites’s bylaws provide that any acquisition or transfer of more than 10% of its capital stock by any person or group of persons acting together requires the approval of Telesites’s Board of Directors. You may not acquire or transfer more than 10% of Telesites’s capital stock without the approval of Telesites Board of Directors. Such provisions can discourage, delay or prevent a change of control of Telesites’s company or a change in Telesites’s administration and this could also affect Telesites’s minority shareholders and, possibly, the price of Telesites Shares. In general, the Mexican Securities Market Law requires any person or group of persons having the intention to acquire control of Telesites’s Company to make a public offer to purchase in respect of all Telesites Shares in circulation and to pay the same amount to all holders who sell Telesites Shares.

There are requirements to maintain the listing of Telesites Shares on the Mexican Stock Exchange and the failure to comply may result in the suspension of such listing.

The applicable legislation establishes requirements that Telesites must meet in order to keep Telesites Shares quoted on the list of securities authorized for quotation and these state, among other requirements, that the percentage capital stock that must be kept by Telesites among the investing public may in no case be less than 12% of Telesites’s capital stock. In the case of breach of these requirements, the Mexican National Banking and Securities Commission and the Mexican Stock Exchange may, following a hearing with Telesites, suspend quotation of the Telesites Shares.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this Information Statement constitutes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Telesites has based these forward-looking statements on its expectations and projections about future events, it is possible that actual events may differ materially from its expectations. Examples of forward-looking statements include the following:

●	estimates of Telesites’s future commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

●	statements of Telesites plans, objectives or goals, including those relating to acquisitions, competition and rates;

●	statements concerning our regulatory status, permits under which we operate and regulatory developments;

●	statements about Telesites’ future economic performance or that of Mexico;

●	statements about the enforceability of our site agreements;

●	statements about competitive developments in the telecommunications or the tower industry;

●	other descriptions of factors and trends affecting the telecommunications or tower industry generally and Telesites’ financial condition in particular; and

●	statements of assumptions underlying the statements described above.

Telesites uses words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way Telesites identifies such statements.

Forward-looking statements involve inherent risks and uncertainties. Telesites cautions you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Telesites cautions you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by Telesites in light of these important factors.

Forward-looking statements speak only as of the date they are made. Telesites undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason, except regarding those relevant events established by the General Rules and the Mexican Securities Market Law.

HISTORY AND DEVELOPMENT OF TELESITES

Telesites’s primary business is to build, install, maintain and provide access to its towers and other support structures, as well as physical space for the location of towers and other non-electronic components for antennas, base stations and other equipment necessary for the transmission of wireless communication devices’ signals. Telesites’s subsidiary, Opsimex, provides access to, and allows use of, its Site Infrastructure to América Móvil’s subsidiaries, as well as to third-party providers of radio communications services.

The chronology below provides a general description of the main corporate events that led to the creation of Telesites and its principal subsidiaries:

(i)

AMX Board of Directors Approval. On July 8, 2014, the Board of Directors of América Móvil resolved to implement all necessary and appropriate measures needed to carry out the separation of Telcel’s Site Infrastructure for independent operation and marketing to interested third parties;

(ii)

Telcel Shareholders Meeting. On October 30, 2014, an extraordinary meeting of shareholders of América Móvil approved the spin-off by Telcel and transfer of certain assets (including the Site Infrastructure), liabilities and capital to a new company;

(iii)	Formation of Opsimex. On January 5, 2015, Opsimex was formed as a sociedad anónima de capital variable under the laws of Mexico;

(iv)

Sercotel Shareholders Meeting. On January 7, 2015, an extraordinary meeting of shareholders approved, subject to certain conditions precedent, the spin-off of Promotora by Sercotel and transfer of certain assets, liabilities and capital to Promotora;

(v)

América Móvil Shareholders Meeting. On April 17, 2015, an Extraordinary Meeting of Shareholders of América Móvil was held, at which América Móvil’s shareholders approved the Corporate Restructuring as well as the transfer of certain assets, liabilities and capital to Telesites;

(vi)

Formal opinion issued by the IFT. On September 21, 2015, the IFT issued a favorable opinion stating that both the corporate restructuring of América Móvil and the corporate restructuring of Sercotel are corporate reorganizations and consequently do not need to be reported to the IFT as consolidations;

(vii)

Confirmation of opinion issued by the SAT. On October 13, 2015, the SAT issued a resolution confirming that the corporate restructuring of América Móvil, Sercotel and Telcel will not have the effects of a transfer (enajenación) for tax purposes in Mexico, to the extent that the requirements of such resolution are followed. Having obtained such resolution and the formal opinion issued by the IFT referred to in the prior subsection, the conditions precedent to which the corporate restructuring of América Móvil, Sercotel and Telcel were subject were deemed fulfilled; and

(viii)

Formation of Telesites and Promotora. On October 19, 2015, Promotora was formed as a sociedad anónima de capital variable and Telesites was formed as a sociedad anónima bursátil de capital variable under the laws of Mexico.

The following organizational chart shows the post Spin-off organizational structure of Telesites:

The main offices of Telesites are located at Lago Zurich 245, Plaza Carso / Edificio Presa Falcón, 14th Floor, Colonia Ampliación Granada, Delegación Miguel Hidalgo, C.P. 11529, México, D.F., phone number (5255) 5125-0270.

DESCRIPTION OF THE BUSINESS

Principal Business

Telesites’s primary business is to provide access and use of space on its sites to wireless telecommunications carriers in Mexico for antennas, base stations and other equipment necessary for the transmission of wireless communication devices’ signals.

As of the date of this Information Statement, Telesites estimates that the site portfolio of its subsidiary Opsimex consists of approximately half of all existing sites in Mexico. By the end of 2015, Telesites expects this site portfolio to increase to approximately 12,600 sites. Approximately 19% of Telesites’s sites are located in South-Central Mexico, a region that includes Mexico City, the largest mobile wireless communications market in Mexico.

Telesites will seek to find better locations for its new towers, increase the number of customers using each tower, increase its number of towers and be efficient in its operations in order to create value; these goals will be aligned with those of wireless telecommunications operators, because they will be able to deploy new technologies, have continuity in coverage and quickly expand their mobile network.

Telesites’s customers are wireless telecommunications operators, which are mainly concessionaires of public wireless telecommunications networks, and which install and operate their own Active Infrastructure on the Site Infrastructure.

Currently, Telesites operates two different types of towers: (i) rooftops and (ii) ground/land based. Telesites’s rooftop based sites are designed to accommodate up to three customers, while Telesites’s ground/land based sites with towers that are 45 meters high or higher have the capacity to accommodate up to five customers. Telesites’s rooftop sites can accommodate additional customers by installing additional masts if there is sufficient floor area.

Tower Reference Offer, Framework Agreement and Site Agreements

The principal business of Telesites is focused on constructing, installing, maintaining, operating and marketing, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components via long term site agreements. This business generates all of Telesites’s revenues.

Tower Reference Offer

Under the new telecommunications legal framework, Telesites offers use and access services to all of its current and future customers through the Tower Reference Offer in effect. The Tower Reference Offer includes a summary of the terms for the shared use and access of Telesites’s sites as well as a framework for the rendering of Telesites’s services.

Under the terms of the 2016-2017 Tower Reference Offer, operators of public wireless telecommunications networks who wish to have shared access to and use of the Site Infrastructure have to sign a framework agreement for the provision of services, as well as a specific site agreement for each site. The durations of the agreements for the individual sites may differ from that of the framework agreement. Under this arrangement, Telesites’s subsidiary Opsimex grants concessionaires the right to use and access each of its sites, under similar conditions in terms of price, quality and duration.

The Master Agreement

The Tower Reference Offer includes a summary of the terms of access and shared use of Telesites’s sites and includes a master agreement for the provision of such services containing such terms (a “Master Agreement”). While its terms, including fees, are negotiable under the Master Agreement, they must be offered on non-discriminatory basis and may vary by site, depending on the geographic location of the sites. In the event Telesites does not reach an agreement on fees with its customers, the IFT may determine the fees to be applied.

Prior to the execution of a Master Agreement, the interested party may have access to information regarding the location and characteristics of all Telesites’s sites, such that it may identify those Telesites’s sites in which it is interested.

Upon execution of a Master Agreement with a customer, the following terms apply:

●	The customer may request a technical visit in the company of Telesites’s personnel;

●

If the customer determines that it is interested in a particular site, it must submit a placement application to Telesites indicating the equipment it plans to install, including its relevant characteristics and placement requirements, such as height and orientation;

●

Upon receipt of a customer’s placement application, Telesites proceeds to conduct an analysis and determine whether any modification, including space optimization, of the site is necessary for its use as described in the customer’s application. Telesites expects that the need for any modifications will be infrequent and in the event that any such modifications are necessary, Telesites is responsible for their implementation, while the customer is responsible for all associated costs;

●

If Telesites concludes that the customer’s contemplated use is feasible and after any modifications to the site have been made, Telesites provides its customer with a site agreement governing the use of the specific site; and

●

After execution of the site agreement, Telesites’s customer may proceed to install its equipment, after which Telesites will verify that the equipment is installed as described in the customer application so as to prevent that such installation does not affect any other customer at that site or the site itself.

Under the terms of the new regulatory framework, the Tower Reference Offer currently in effect will expire on December 31, 2015 and, subsequently, each respective Tower Reference Offer will expire following two-year periods. Telesites must file a new draft of the Tower Reference Offer with the IFT by June 30 in the year in which the governing Tower Reference Offer is set to expire. On June 30, 2015, Telesites filed a new proposal for a Tower Reference Offer for the period of January 1, 2016 through December 31, 2017. On November 27, 2015, after a public consultation process that permitted interested parties to provide comments to the draft Tower Reference Offer, the IFT approved, with various modifications, the 2016-2017 Tower Reference Offer.

Telesites’s Site Agreements

Each site agreement governing a particular customer’s use of a given site sets forth the price, payment period and provisions applicable to space on the tower, term, floor space, and any other related terms, such those related to accessing the site. Each site agreement must remain effective through the expiration of the applicable Master Agreement, except in certain circumstances, including when the underlying floor lease expires prior to such time, in which case the site agreement may expire simultaneously with the floor lease. After expiration, the site agreement is renewable at Telesites customer’s request.

The Sites

Telesites, through its subsidiary Opsimex, primarily operates two different types of towers: (i) those located on rooftops; and (ii) those that are in open fields (greenfield towers). Typically, a single tower has the capacity to accommodate between two and three customers. The following images show the types of towers that are owned by Opsimex:

Guyed	Self-Supporting

Mast	Monopole

Because Telesites initially provides Site Infrastructure use and access services, the Active Infrastructure installed by its customers is directly owned and operated by such customers, and not by Opsimex or Telesites. The following diagram is an example of a tower site, identifying which elements are generally owned or possessed by Opsimex and which by its customers:

As of September 30, 2015, Opsimex did not own any of the real estate properties on which the Site Infrastructure is located. Instead, Opsimex has long-term leases (generally lasting ten years) for these real estate properties at market prices, which also grant the operator certain renovation rights at the discretion of Opsimex.

Site Location

The map and table below illustrate the geographic distribution of Telesites’s sites as of September 30, 2015:

Region	States	Number of Sites	Percentage of Total Sites (%)
South Central	Hidalgo, Morelos, México City	2,322	18.75
South	Puebla, Veracruz, Oaxaca, Guerrero	2,086	16.84
West	Jalisco, Michoacán, Colima, Nayarit	1,599	12.91
South East	Yucatán, Campeche, Tabasco, Chiapas, Quintana Roo	1,389	11.22
North East	Nuevo León, Tamaulipas, Coahuila	1,413	11.41
Central	Querétaro, Guanajuato, San Luis Potosí, Aguascalientes, Zacatecas	1,462	11.80
North West	Sinaloa, Sonora	967	7.73
North	Chihuahua, Durango	572	4.62
Baja California	Baja California Sur, Baja California	585	4.72

Customer Capacity

Currently, Telesites has existing relationships with several third-party providers, the most significant of which are Infracomex, S.A. de C.V., Teloram, S.A. de C.V. and Operadora Cicsa, S.A. de C.V. These provide construction services for the strategic infrastructure projects that Telesites develops. Telesites does not depend on any supplier or any raw materials in particular. Telesites’s operations are subject to risks associated with extreme climates and natural disasters, which may adversely affect its business and results, though Telesites mitigates such risk by carrying insurance with industry-standard coverage for such natural disasters.

DISTRIBUTION CHANNELS

Through Opsimex, Telesites offers access and shared use of its Site Infrastructure pursuant to the Tower Reference Offer in effect. In addition, it can offer services to those who are not concessionaires of public telecommunications networks under another type of commercial agreement.

PATENTS, LICENSES, TRADEMARKS AND OTHER CONTRACTS

Trademarks

As of the date of this Information Statement, Telesites, through Opsimex, is taking steps to obtain trademarks with the Mexican Industrial Property Institute. The following table contains the trademarks that are in progress:

Titleholder	Denomination	Registration Number	Class	Type of Trademark	Expiration
Opsimex	Operadora Telesites	In Progress	37	Nominative	In Progress
Opsimex	Operadora Telesites	1574461	38	Nominative	03/03/2025
Opsimex	Opsimex	1574460	38	Nominative	03/03/2025
Opsimex	Telecom Sites	In Progress	37	Nominative	In Progress
Opsimex	Telecom Sites	1589143	38	Nominative	03/03/2025
Opsimex	Telesites	In Progress	37	Nominative	In Progress
Opsimex	Telesites	1569136	37	Mixed	09-04-2025
Opsimex	Telesites	In Progress	38	Nominative	In Progress
Opsimex	Telesites	In Progress	38	Mixed	In Progress
Opsimex	Telesites	1574459	38	Nominative	03/03/2025

All of the trademarks reference above, and those that Telesites may develop in the future, will serve as a distinctive mark of the services offered.

Currently, Telesites is not taking any steps to obtain any patents or licenses.

Other Contracts

Since the real estate properties on which the Site Infrastructure are located are not owned by Opsimex, it has entered into lease, sub-lease and usufruct agreements, among others.

As of the date of this Information Statement, Telesites has not entered into any relevant contracts other than those relating to the ordinary course of its business.

PRINCIPAL CUSTOMERS

As of the date of this Information Statement, Telesites’s principal customer is Telcel. In January 2015, Opsimex entered into a master agreement with Telcel, a subsidiary of América Móvil (the “Telcel Master Agreement”). However, Telesites hopes that the importance of this customer will diminish in accordance with Telesites’s business plans and the market conditions. Telcel could, in the future, terminate its relationship with Telesites and decide to compete with Telesites in the same sector by developing its own infrastructure or contracting sites with Telesites’s competition.

In June 2015, affiliates of Grupo Iusacell, a subsidiary of AT&T, entered into a master agreement with Opsimex (the “Iusacell Master Agreement”), and in July 2015, Pegaso PCS, S.A. de C.V. (“Movistar”), a subsidiary of Telefónica, and certain of Movistar’s affiliates entered into a master agreement with Opsimex (the “Movistar Master Agreement”).

APPLICABLE LEGISLATION

Constitutional Reform

A reform of the constitution enacted in June 2013 made substantial changes to the telecommunications and radio broadcasting regulatory framework in Mexico.

This constitutional reform creates a new regulatory body for telecommunications and radio broadcasting – the IFT. The IFT is an autonomous public organization, independent in its decisions and operation, with legal personality and its own assets. Its object is to regulate and encourage competition and efficient development of telecommunications and radio broadcasting. Similarly, it is responsible for regulating, promoting and supervising, among others, telecommunications and radio broadcasting services and the service providing access to the active infrastructure, passive infrastructure and to other essential supplies in the terms established in the Political Constitution of Mexico, the Federal Law on Telecommunications and Broadcasting and other regulatory provisions.

The IFT is the authority in matters of telecommunications and economic competition in the radio broadcasting and telecommunications sectors.

According to the constitutional reform mentioned above, the IFT was vested with the power, among other matters, to determine whether there is a “preponderant economic agent” in the telecommunications sector and, if applicable impose specific measures on this agent. These measures are known as “asymmetric regulation” because they apply to a particular operator but not to other operators.

Preponderance Measures

In March 2014, the IFT issued the Preponderance Resolution declaring that an “economic interest group” comprised of América Móvil and its operating subsidiaries Telcel, Telmex and Teléfonos del Noroeste, S.A. de C.V., as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., constitutes the “preponderant economic agent” in the telecommunications sector. Moreover, the IFT imposed extensive asymmetric measures on the fixed-line and wireless businesses of the “preponderant economic agent,” which includes regulation applicable to the passive infrastructure of the “preponderant economic agent.”

The obligations set forth in the Preponderance Resolution, together with the new legal framework, apply to entities that are successors to or assignees of the rights of, or which result from the corporate reorganization or changes to the capital structure of, any members of the “preponderant economic agent.” By reason of the above, it is expected that Opsimex, as the successor to Telcel, must remain subject to the Preponderance Resolution as regards access to and shared use of passive infrastructure. Therefore, Opsimex must allow other shared use of the passive infrastructure, which is consistent with its purpose and business objectives.

Secondary Legislation

In July 2014, the Federal Law on Telecommunications and Broadcasting was enacted. It provides that the IFT will be responsible, among other matters, for regulating, promoting and supervising the use, availment and exploitation of the radio-electric spectrum, orbital resources, satellite services, public telecommunications networks and provision of the radio broadcasting and telecommunications services and also access to the active and passive infrastructures and other essential supplies. In this respect, the Federal Law on Telecommunications and Broadcasting provides that the IFT will encourage the recognition of agreements between concessionaires for shared use of the passive infrastructure. Furthermore, it provides that the IFT may verify the terms of contracts and assess their impact on competition in order to establish measures that ensure the sharing between concessionaires is granted on non-discriminatory conditions.

The Tower Reference Offer

The asymmetric measures for access to and shared use of the passive infrastructure include presenting and obtaining the approval of a Tower Reference Offer from the IFT.

In November 2014, Telcel received the approval from the IFT for the 2015 Tower Reference Offer currently in effect, which comprises the framework agreement for the provision of services for access to and shared use of passive infrastructure and also the site agreement model. In compliance with the asymmetric measures, the 2015 Tower Reference Offer was published by Telcel on its website. Under the terms of the Preponderance Resolution, each subsequent Tower Reference Offer will be in effect for a period of two years. On or before June 30 of the year in which a Tower Reference Offer expires, a new proposal for a Tower Reference Offer must be presented to the IFT for approval.

On June 30, 2015, a new proposal for a Tower Reference Offer for the period of January 1, 2016 through December 31, 2017 was presented to the IFT for its review and approval, which contains substantially the same terms as the 2015 Tower Reference Offer. On November 27, 2015, after a public consultation process that permitted interested parties to provide comments to the draft Tower Reference Offer, the IFT approved, with various modifications, the 2016-2017 Tower Reference Offer.

Customers who sign a Master Agreement under the applicable Tower Reference Offer may elect to access all Telcel sites wherever space is available. In addition, the framework agreement governs the process through which the concessionaires determine whether a particular site is adequate for their proposed use and through which the request for modifications to the site or the surrounding space may be effected at their own expense.

Fees for access to and shared use of passive infrastructure should be negotiated between the predominant economic agent and customer. If an agreement cannot be reached, the IFT will establish the access rates using a long-run average incremental cost methodology, which must be offered on nondiscriminatory terms and may vary by geographic area.

To have shared use of the infrastructure of any site, customers must sign the agreement for the respective site, which establishes the contract period, the space to be occupied and the corresponding consideration.

Telcel contributed to the Site Infrastructure, and Telesites’s subsidiary Opsimex was created as its owner.

The Preponderance Resolution provides that it applies to persons who are successors to or assignees of the rights of persons deemed “preponderant economic agents” and also to those resulting from corporate restructurings or changes to the holdings of such preponderant economic agents. As a result, it is expected that Opsimex, as the successor to Telcel, must remain subject to the Preponderance Resolution in connection with access to and shared use of the passive infrastructure.

Legal Framework Applicable to Telesites’s Sites

In addition to the telecommunication legal framework, in Mexico, the evolution of Site Infrastructure is not regulated at a national level. Telesites is subject to varied regulatory requirements with respect to the construction, maintenance and operation of towers at the municipal, state and national level.

Each of the approximately 2,500 municipalities in Mexico is authorized under the constitution to formulate and administer urban zoning and development plans, monitor and control land use and determine what licenses or permits are required for construction projects. Most municipalities have not established regulations that address the deployment of new infrastructure projects or that take into account the relationship between infrastructure development, service coverage and quality.

Furthermore, federal entities may have legislation on matters such as the environment or health that, in some cases, may involve obtaining permits or authorizations on restricting or prohibiting the use of infrastructure in certain areas.

Additional restrictions on the deployment of infrastructure projects exist in some cases at the state level. Non-compliance with such restrictions may result in fines or other penalties. Telesites believes that it is in material compliance with all applicable municipal and state laws.

The construction of passive telecommunications infrastructure, such as the one owned and developed by Telesites, is not specifically regulated by federal law. Towers that exceed a certain height, however, may be subject to certain requirements and authorizations under aeronautics law. Federal law also imposes restrictions on the development of such type of infrastructure in areas of historical or anthropological significance. Telesites believes that it is in material compliance with all such applicable laws.

The telecommunications legislation in force until last year did not establish specific provisions related to the construction of passive telecommunications infrastructure, such as the one owned and developed by Opsimex. The new telecommunications legal framework requires municipal, state and federal authorities to work together to facilitate the construction and development of telecommunications infrastructure and prevents such authorities from imposing unduly burdensome restrictions on that construction. Telesites believes this legislative change and secondary regulation to be promulgated thereunder could favorably impact the development and construction of passive infrastructure such as the one Telesites develops.

Investigations concerning economic competition and Telesites

At the present time, Telesites is not a party to any economic competition proceedings or investigation. However, there can be no guarantee that Telesites will not be subject to such proceedings or investigations in the future.

TAXATION

Telesites’s subsidiary Opsimex is subject to payment of income tax on profits obtained from the provision of its services, including use and access to its Site Infrastructure, at a rate of 30%. Additionally, dividends paid to a holder of Telesites Shares that is a resident of Mexico or a Nonresident Holder (as defined below) may generally be subject to a 10% Mexican income tax. Nonresident Holders could be subject to the withholding rate set forth in the applicable convention for the avoidance of double taxation, so long as the applicable requirements are met.

Opsimex incurs and transfers value-added tax to its customers at a rate of 16% applied to the value of the consideration for the services provided, which, in principle, may be credited by the customer.

In addition to the foregoing, Opsimex may be subject to payment of state or municipal taxes.

Mexican Tax Considerations

The following summary contains a description of certain Mexican federal income tax consequences of the Spin-off, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the Spin-off. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law (Ley del Impuesto sobre la Renta, or the “Mexican Income Tax Law”) and the Mexican Federal Tax Code), which are subject to change, and such changes may have retroactive effect. Holders of AMX Shares or ADSs should consult their own tax advisors as to the Mexican or other tax consequences of the Spin-off, and of the Mexican or other tax consequences of the purchase, ownership and disposition of Telesites Shares received in the Spin-off, in their own particular circumstances.

Consequences of Spin-off

For Mexican income tax purposes, the exchange of AMX Shares for AMX Shares and Telesites Shares received in the Spin-off does not entail the generation of taxable income. A Nonresident Holder’s (as defined below) tax basis in its AMX Shares immediately prior to the Spin-off will be allocated proportionally among the Telesites Shares and AMX Shares that are received in the Spin-off.

The Spin-off will not have the effects of a transfer (enajenación) for tax purposes in Mexico provided that, for two years following the Spin-off, América Móvil’s controlling shareholders maintain at least 51% of the aggregate voting shares of both América Móvil and Telesites. In addition, América Móvil must maintain ownership of the voting shares of Sercotel, and Sercotel must maintain ownership of the voting shares of Telcel. América Móvil has notified its controlling shareholders of the terms and conditions under the confirmation provided by the SAT and has been informed by its controlling shareholders that they will comply with the applicable tax provisions and with the confirmation provided by the SAT.

Ownership of Telesites Shares Received in Spin-off

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta, or the “Mexican Income Tax Law”) and rules and regulations thereunder, as currently in effect, of the purchase, ownership or disposition of shares by a holder that is not a resident of Mexico for tax purposes and that will not hold shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico (a “Nonresident Holder”).

This summary does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of Telesites Shares. In particular, this summary (A) does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico and (B) does not address all of the Mexican tax consequences that may be applicable to specific holders of Telesites Shares, including a holder: (i) whose Telesites Shares were not acquired or disposed of through the BMV or other markets authorized by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or under the Mexican Federal Tax Code; (ii) of Telesites Shares that result in control of Telesites; (iii) that holds 10% or more of Telesites Shares; (iv) that is part of a group of persons for purposes of Mexican law that controls Telesites (or that holds 10% or more of Telesites Shares); or (v) that is resident of Mexico for tax purposes or is an individual or corporation resident in a tax haven jurisdiction (as defined by the Mexican Income Tax Law).

For purposes of Mexican taxation, the definition of residence is highly technical and residence arises in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home or center of vital interests in Mexico, and a corporation is considered a resident if it maintains the principal administration of its business or the place of effective management in Mexico. Unless proven differently, a Mexican national individual is deemed a Mexican resident for tax purposes. An individual will also be considered a resident of Mexico if such individual is a state employee, regardless of the location of the individual’s core of vital interests. However, any determination of residence should take into account the particular situation of each person or legal entity.

If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

Tax Treaties

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the protocols thereto between the United States and Mexico is effective as of January 1, 1994 and has been amended by an additional protocol that entered into force on July 3, 2003 (together, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters. Provisions of the Tax Treaty that may affect the taxation of certain U.S. Holders are summarized below.

The Mexican Income Tax Law has established procedural requirements for a Nonresident Holder disposing of his or her shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party and which are in effect. These procedural requirements include, among others, the obligation to (i) evidence tax treaty residence, (ii) submit tax calculations made by authorized certified public accountants, and (iii) appoint representatives in Mexico for tax purposes. Nonresident Holders should consult their tax advisors concerning the applicability of these procedural requirements to their own particular circumstances.

Payment of Dividends

Pursuant to the Mexican Income Tax Law, dividends, either in cash or in kind, paid to Nonresident Holders with respect to the Telesites Shares may generally be subject to a 10% Mexican withholding tax, depending on the manner in which the Depositary reports the dividend for Mexican tax purposes. Nonresident Holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party, which is in effect. Nonresident Holders should consult their tax advisors regarding their eligibility for benefits under an income tax treaty to which Mexico is a party, including, in respect of U.S. Holders, the Tax Treaty.

Taxation of Sales or Dispositions of Telesites Shares

Taxation of Sales or Other Dispositions of Telesites Shares in General. Under the Mexican Income Tax Law and regulations, the tax rate on income realized by a Nonresident Holder from a sale or disposition of Telesites Shares through the BMV is generally 10%, which is applied to the net gain realized on the disposition. The aforementioned tax is payable through a withholding made by the Mexican financial intermediaries through which the sale was effected. However, such withholding should not apply to the extent that the account holder provides a written statement to the relevant Mexican financial intermediaries to confirm its residence in a country with which Mexico has entered into an income tax treaty and which is in effect.

The sale or other transfer or disposition of Telesites Shares by a Nonresident Holder not carried out through the BMV is subject to a 25% tax rate in Mexico, which is applicable to the gross proceeds realized from the sale. Alternatively, a Nonresident Holder may, subject to certain requirements, elect to pay taxes on the gains realized from the sale of shares on a net basis at a rate of 35%, if certain requirements set forth under applicable law are met (including appointing an agent in Mexico for tax purposes and filing an ad-hoc tax return).

Pursuant to the Tax Treaty, gains realized by a U.S. resident (which may include a U.S. Holder of Telesites Shares) that is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of Telesites Shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment for tax purposes in Mexico, and further provided that such U.S. resident owned less than 25% of the shares representing our capital stock, directly or indirectly, during the 12-month period preceding any such disposition, and provided that certain formal requirements set forth by the Mexican Income Tax Law are also complied with. U.S. residents should consult their own tax advisors as to their possible eligibility under the Tax Treaty.

Gains and gross proceeds realized by other Nonresident Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party and which are in effect may be exempt from Mexican income tax in whole or in part. Holders should consult their own tax advisors as to their possible eligibility under such treaties.

Holders are urged to consult with their tax advisors regarding the Mexican withholding tax rate that would apply in their particular circumstances.

Potential Mexican Withholding Taxes Imposed on Proceeds from the Sale by the Depositary, on Behalf of Certain Non-Electing ADS Holders, of the Holder’s Telesites Shares. The Depositary’s sale of the Telesites Shares underlying the ADSs held by a Non-Electing ADS Holder that is treated as a Nonresident Holder under the federal tax laws of Mexico, and the Depositary’s distribution of the net proceeds to such Non-Electing ADS Holder, either may not be subject to withholding tax or may be subject to withholding tax at a rate of 10%, 25% or 35%, depending on how the Mexican federal income tax rules treat the sale and the circumstances under which the sale occurs. Holders should consult with their tax advisors concerning the possible imposition of Mexican withholding tax on the proceeds from the sale of Telesites Shares and the procedures for applying for a refund (if any) from the Mexican tax authorities.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the Spin-off, and of acquiring, owning and disposing of Telesites Shares received in the Spin-off, to a U.S. Holder (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable United States Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, all as currently in effect. These laws and authorities are subject to change, possibly on a retroactive basis. The discussion below does not address any state, local or foreign or estate and gift tax consequences of either the Spin-off or of acquiring, owning or disposing of Telesites Shares received in the Spin-off. The tax treatment of the Spin-off to the holders will vary depending upon their particular situations.

Each U.S. Holder should consult its own tax advisor concerning the tax consequences of the Spin-off, including consequences arising under foreign, state, and local laws, and the likelihood that the Spin-off will be taxable to such U.S. Holder.

This discussion does not purport to be a complete analysis of all of the potential tax effects of the Spin-off. This discussion is directed only to U.S. Holders that hold AMX Shares or ADSs, or will hold Telesites Shares, as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of U.S. Holders that are subject to special tax rules, such as banks, regulated investment companies, real estate investment trusts, pass-through entities (including partnerships and arrangements classified as partnerships for U.S. federal income tax purposes and partners therein), tax-exempt entities, dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, holders of 10% or more of AMX Shares (whether held directly or through ADSs or both) or Telesites Shares, persons holding ADSs or shares as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or certain U.S. expatriates and taxpayers using a taxable year other than the calendar year. The discussion does not address the applicability and effect of the alternative minimum tax or the Medicare tax on net investment income to a U.S. Holder, or the U.S. federal income tax considerations to a U.S. Holder that chose to exercise its withdrawal rights in accordance with the Mexican General Corporations Law. In addition, to the extent a U.S. Holder of ADSs has made a Share Delivery Election, the following discussion assumes that the Share Delivery Election was timely and properly made, and that delivery of Telesites Shares pursuant to a Share Delivery Election has not failed.

For purposes of this summary, a “U.S. Holder” means a person that is a beneficial owner of AMX Shares or ADSs on the Share Record Date or ADS Record Date (as applicable), or of Telesites Shares received in the Spin-off, and who is a citizen or resident of the United States, a U.S. domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis with respect to income from the AMX Shares or Telesites Shares, or the ADSs (as applicable).

In general, this discussion assumes that a U.S. Holder of América Móvil’s ADSs will be treated as the owner of the AMX Shares represented by those ADSs for U.S. federal income tax purposes.

Consequences of the Spin-off

Spin-off of Telesites Shares as a Taxable Dividend. Although the Spin-off is expected to be treated for Mexican income tax purposes as an “exchange” of AMX Shares for a new issuance of AMX Shares and Telesites Shares, the “exchange” is expected to be (and the remainder of this discussion assumes that it is) disregarded for U.S. federal income tax purposes, with the Spin-off instead treated for U.S. federal income tax purposes as a pro rata distribution of Telesites Shares in respect of AMX Shares outstanding on the Share Distribution Date.

The U.S. federal income tax consequences of the Spin-off are not entirely clear. The distribution of Telesites Shares to U.S. Holders is expected to be treated as a taxable dividend for U.S. federal income tax purposes, however, and not as a tax-free distribution, in particular because Telesites may not meet the five-year active trade or business test necessary for the distribution to qualify as a tax-free distribution under the spin-off rules of Section 355 of the Code. No rulings have been or will be sought from the IRS concerning whether the Spin-off qualifies for tax-free treatment, and there is no assurance that the IRS will not take the view that the Spin-off is taxable or that a court would not agree with the IRS if the matter were contested. The remainder of this discussion, unless expressly stated otherwise, assumes that the Spin-off will not qualify for tax-free treatment under Section 355 of the Code.

Accordingly, a U.S. Holder generally will be treated as receiving a taxable dividend equal to the fair market value of the Telesites Shares received in the Spin-off (including cash distributed in lieu of fractional shares and amounts withheld, if any, to reflect Mexican withholding taxes). U.S. Holders will be treated as having received such taxable distribution at the time of such U.S. Holder’s actual or constructive receipt of the Telesites Shares (which, in the case of U.S. Holders of ADSs, is expected to be—and, for purposes of this discussion, is assumed to be—at the time of the Depositary’s receipt of the Telesites Shares). Dividends paid in Mexican Pesos will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that such U.S. Holder (or the Depositary, in the case of ADSs) receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican Pesos received that is converted into U.S. dollars on a date subsequent to receipt.

U.S. Holders receiving Telesites Shares in the Spin-off will have a tax basis in the shares equal to their fair market value on the Share Distribution Date and a holding period in the shares that will commence on the day after the Share Distribution Date.

Subject to certain exceptions for short-term and hedged positions, the distribution of Telesites Shares will be treated as a “qualified dividend” eligible for reduced rates of taxation if (i) (A) AMX Shares or ADSs are readily tradable on an established securities market in the United States, or (B) América Móvil is eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) América Móvil was not, in the year prior to the Spin-off, and is not, in the year of the Spin-off, a PFIC. América Móvil’s ADSs are listed on the NYSE and the NASDAQ, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and América Móvil believes it is eligible for the benefits of the Tax Treaty. Based on América Móvil’s audited consolidated financial statements and relevant market and shareholder data, it believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to the 2013 or 2014 taxable year. In addition, based on its audited consolidated financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, it does not anticipate becoming a PFIC for its 2015 taxable year.

Sale, Exchange or Other Disposition of Telesites Shares Held by the Depositary. The Depositary, on behalf of Non-Electing ADS Holders, intends to sell the Telesites Shares it receives in respect of the AMX Shares represented by the Holders’ ADSs, and to distribute the net proceeds among the Non-Electing ADS Holders in proportion to the number of ADSs of the relevant class that they hold. The U.S. federal income tax treatment to a U.S. Holder of such sales generally would be determined under the principles described below in “—Ownership of Telesites Shares—Sale, Exchange or Other Disposition of Telesites Shares”, at the time of the Depositary’s sale of the U.S. Holder’s Telesites Shares, whether or not the sales proceeds are distributed to the U.S. Holder at such time. For information regarding a U.S. Holder’s basis and holding period in Telesites Shares received in the Spin-off, see “—Spin-off of Telesites Shares as a Taxable Dividend,” above.

If Telesites is classified as a PFIC, a U.S. Holder that is a Non-Electing ADS Holder could also be subject to adverse tax consequences in respect of the Depositary’s sale on the Holder’s behalf and could be required to comply with certain reporting requirements. See “—PFIC Rules”, below.

The Depositary’s sales may take a significant period of time and may result in an average selling price that is more or less than the amount of dividend income recognized by a U.S. Holder in the Spin-off. In addition, the Depositary may (but will have no obligation to) make interim payments to ADS holders before all sales of the Telesites Shares are completed. If the amount realized from the sale of Telesites Shares is more than the U.S. dollar fair market value of the Telesites Shares on the Share Distribution Date, a U.S. Holder may (i) recognize dividend income equal to the U.S. dollar value of the Telesites Shares on the Share Distribution Date and (ii) subsequently recognize U.S. source capital gain in the Depositary’s sale in an amount equal to such excess. If, however, the amount realized from the Depositary’s sale of Telesites Shares is less than the U.S. dollar fair market value of the Telesites Shares on the Share Distribution Date, a U.S. Holder may (i) recognize dividend income equal to such fair market value on the Share Distribution Date and (ii) subsequently recognize a capital loss in the amount of the difference between such fair market value and the amount realized in the Depositary’s sale. Because the deductibility of capital losses is limited, a U.S. Holder in such circumstances may have taxable dividend income in excess of the cash that it ultimately receives from the overall transaction.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of Telesites Shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Telesites Shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Mexican taxes. U.S. Holders may be able to treat gain realized on the sale or other disposition of Telesites Shares as foreign source income under the Tax Treaty, but in that case, the U.S. Holder’s ability to derive foreign tax credit benefits in respect of such gain may be limited. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Telesites Shares.

For U.S. federal income tax purposes, the U.S. dollar value of any Mexican Pesos received from the sale of Telesites Shares by the Depositary will be calculated by reference to the spot rate in effect on the date of sale or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date. Although the Depositary has undertaken to convert any such Mexican Pesos into U.S. dollars as promptly as practicable, the Depositary may not always be able to effect such currency conversions on the same date it receives Mexican Pesos from a sale. In cases where the Depositary converts Mexican Pesos into U.S. dollars on a date different than the date when the Mexican Peso payments are taken into account for U.S. federal income tax purposes, the U.S. Holder will have a tax basis in the Mexican Pesos received equal to the U.S. dollar amount calculated by reference to the applicable spot rate, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the Mexican Pesos. U.S. Holders may not have the information necessary to report such foreign currency gain or loss accurately for U.S. federal income tax purposes but, because the Depositary will convert any Mexican Pesos into U.S. dollars as promptly as practicable, it is expected that a U.S. Holder’s foreign currency gain or loss (if any) will be minimal. Foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. U.S. Holders should consult with their own tax advisors regarding the rules for calculating foreign currency gain or loss, including the implications for a U.S. Holder if the U.S. Holder does not have the information necessary to accurately calculate such gain or loss.

PFIC Rules. Special U.S. tax rules apply to companies that are considered to be PFICs. Telesites will be classified as a PFIC in a particular taxable year if either (i) 75 percent or more of its gross income for the taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent. Cash balances, even if held as working capital, are considered to be assets that produce passive income. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of assets that produce passive income and gains from commodities transactions. Rents from real property generally will not be treated as passive income (and real property producing such rents generally will not be treated as passive assets), however, if they are derived from leasing real property with respect to which the lessor, through its own officers or employees, regularly performs active and substantial management and operational functions while the property is leased.

Telesites expects that a significant amount of its income will constitute rents. However, it may not regularly perform active and substantial management and operational functions through its own officers or employees while the property producing these rents is leased. Accordingly, Telesites may not derive sufficient active revenues and hold sufficient active assets, to avoid being classified as a PFIC. The PFIC tests must be applied each year, and it is possible that Telesites may be a PFIC in the current year or may become a PFIC in a future year. In the event that Telesites is classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election (or a mark-to-market election is not available with respect to the Telesites Shares because, for example, the U.S. Holder does not own Telesites Shares on the last day of the U.S. Holder’s taxable year), the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by Telesites and gain that the U.S. Holder recognizes on the sale of its Telesites Shares (including, for this purpose, sale by the Depositary of a U.S. Holder’s Telesites Shares on the U.S. Holder’s behalf). The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period a U.S. Holder holds the Telesites Shares. There generally should not be an interest charge to compensate for tax deferral if the Telesites Shares are held for less than one year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of its Telesites Shares at death. If Telesites is a PFIC for any taxable year during which a U.S. Holder holds Telesites Shares and any of Telesites’ subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and a U.S. Holder would generally be subject to similar rules with respect to distributions to Telesites by, and dispositions by Telesites of the stock of, any direct or indirect subsidiaries of Telesites that are PFICs. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to Telesites and to any of Telesites’ subsidiaries.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark its Telesites Shares to market, if the U.S. Holder owns the Telesites Shares on the last day of the U.S. Holder’s taxable year. If a mark-to-market election is available and a U.S. Holder makes the election, the U.S. Holder will be required in any year in which Telesites is a PFIC to include as ordinary income the excess of the fair market value of the U.S. Holder’s Telesites Shares at year-end over its basis in those Telesites Shares. In addition, any gain the U.S. Holder recognizes upon the sale of its Telesites Shares will be taxed as ordinary income in the year of sale. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a “qualified exchange or other market,” as defined in the applicable U.S. Treasury regulations. U.S. Holders should consult their tax advisors regarding the availability of the mark-to-market election.

Although a U.S. Holder can avoid the unfavorable PFIC rules described above by treating its Telesites Shares as an interest in a “qualified electing fund,” Telesites does not intend to comply with the applicable information reporting requirements that would allow a U.S. Holder to elect to treat its shares as an interest in a “qualified electing fund.” Accordingly, in the event that Telesites is treated as a PFIC, U.S. Holders will be unable to make a “QEF election.”

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above, including whether Telesites will be classified as a PFIC in a particular taxable year, the desirability of making a mark-to-market election and whether such an election is available in respect of the Telesites Shares.

Each U.S. Holder of AMX ADSs is urged to consult its tax advisor regarding the consequences to the U.S. Holder of the distribution and potential sale by the Depositary of Telesites Shares, the consequences to the U.S. Holder were Telesites treated as a PFIC, and any other consequences that may be relevant to the U.S. Holder in light of the U.S. Holder’s own particular circumstances.

Potential Treatment of the Spin-off as a Tax Free Distribution. If, contrary to América Móvil’s expectation, the Spin-off qualifies for tax-free treatment under Section 355 of the Code, a U.S. Holder generally would not recognize any income, gain or loss as a result of its receipt of Telesites Shares in the Spin-off. In that case, a U.S. Holder’s tax basis in AMX Shares (or ADSs) and Telesites Shares immediately after the Spin-off would equal the U.S. Holder’s tax basis in the corresponding series of AMX Shares (or ADSs) immediately before the distribution, allocated in proportion to the relative fair market values of those AMX Shares (or ADSs) and Telesites Shares. The holding period of a Telesites Share received by a U.S. Holder in the Spin-off will include the period during which the U.S. Holder held its corresponding AMX Share or ADS. A U.S. Holder that has acquired AMX Shares (or ADSs) on different dates or at different prices should consult its tax advisor regarding how to allocate its basis and holding period among the AMX Shares and Telesites Shares held immediately after the Spin-off.

Even if the Spin-off qualifies for tax-free treatment under Section 355 of the Code, however, the Depositary intends to sell, on behalf of Non-Electing ADS Holders, the Telesites Shares it receives in respect of the AMX Shares represented by the Holders’ ADSs, and to distribute the net proceeds among the Non-Electing ADS Holders in proportion to the number of ADSs of the relevant class that they hold. Such a sale would generally be taxable to U.S. Holders under the principles described below in “—United States Federal Income Tax Considerations—Ownership of Telesites Shares—Sale, Exchange or Disposition of Telesites Shares”. If Telesites is classified as a PFIC, a U.S. Holder that is a Non-Electing ADS Holder could also be subject to adverse tax consequences in respect of the Depositary’s sale on the Holder’s behalf and could be required to comply with certain reporting requirements. See “—Consequences of the Spin-off—PFIC Rules”, above.

In the event a U.S. Holder takes the position that the Spin-off qualifies for tax-free treatment, in order to minimize the possibility of the accuracy-related penalty in Section 6662 of the Code being imposed if this position is incorrect, such U.S. Holder should consider adequately disclosing its position by filing a properly completed IRS Form 8275, “Disclosure Statement,” with its tax return.

No rulings have been or will be sought from the IRS concerning whether the Spin-off qualifies for tax-free treatment, and there is no assurance that the IRS will not take the view that the Spin-off is taxable or that a court would not agree with the IRS if the matter were contested.

Ownership of Telesites Shares

Distributions on Telesites Shares. In general, and subject to the application of the PFIC rules discussed below, a U.S. Holder will treat the gross amount of distributions paid in respect of the Telesites Shares, without reduction for Mexican withholding tax, as dividend income for U.S. federal income tax purposes to the extent of Telesites’ current and accumulated earnings and profits. Because Telesites does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions paid to U.S. Holders generally will be reported as dividends. In general, the gross amount of any dividends will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder. Dividends will be paid in Mexican Pesos and will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. Holder (regardless of whether such Mexican Pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of such receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. Holders should consult their own tax advisors regarding the potential recognition and treatment of foreign currency gain or loss, if any, on any Mexican Pesos received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by Telesites will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to certain exceptions for short-term and hedged positions, and subject to the application of the PFIC rules discussed below, the U.S. dollar amount of dividends received by an individual with respect to Telesites Shares will be subject to taxation at the reduced rates applicable to capital gains if the dividends are “qualified dividends.” Dividends paid on Telesites Shares will be treated as qualified dividends if (i) Telesites is eligible for the benefits of the Tax Treaty and (ii) Telesites was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC. América Móvil believes that Telesites will be eligible for benefits under the Tax Treaty. However, based on its projected annual and interim financial statements, however, Telesites may be classified as a PFIC, in which event dividends paid on Telesites Shares would not be treated as qualified dividends. See “—Consequences of the Spin-off—PFIC Rules” above. U.S. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

The amount of Mexican tax withheld on distributions generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute “passive category income” for purposes of the foreign tax credit (or in the case of certain U.S. Holders, “general category income”). The foreign tax credit rules are complex. U.S. Holders should consult their own tax advisors with respect to the implications of those rules for their investments in Telesites Shares in light of their particular circumstances.

Sale, Exchange or Other Disposition of Telesites Shares. Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of Telesites Shares in an amount equal to the difference between the U.S. Holder’s basis in such Shares (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. Holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the Telesites Shares have been held for more than one year. Long-term capital gain recognized by a U.S. Holder that is an individual is taxable at reduced rates. The deductibility of a capital loss is subject to limitations. For information regarding a U.S. Holder’s basis and holding period in Telesites Shares received in the Spin-off, see “—Consequences of the Spin-off —Spin-off of Telesites Shares as a Taxable Dividend,” above.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of Telesites Shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Telesites Shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Mexican taxes. U.S. Holders may be able to treat gain realized on the sale or other disposition of Telesites Shares as foreign source income under the Tax Treaty, but in that case, the U.S. Holder’s ability to derive foreign tax credit benefits in respect of such gain may be limited. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Telesites Shares.

For U.S. federal income tax purposes, the amount realized by a U.S. Holder on a sale or other taxable disposition of the Telesites Shares in Mexican Pesos will be the U.S. dollar value of that amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Telesites Shares that are traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. A U.S. Holder will have a tax basis in the Mexican Pesos received equal to the U.S. dollar value of the Mexican Pesos received on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the Mexican Pesos for a different U.S. dollar amount generally will be U.S. source ordinary income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

PFIC Rules. If Telesites is classified as a PFIC, a U.S. Holder could be subject to adverse tax consequences in respect of its sale of Telesites Shares and could be required to comply with certain reporting requirements. It is possible that Telesites may be a PFIC in the current year or may become a PFIC in a future year. See “United States Federal Income Tax Consequences—Consequences of the Spin-off—PFIC Rules,” above.

Holders of AMX Shares Constituting Odd-Lot Shares

Because América Móvil intends to distribute Telesites Shares to holders of AMX Shares in a ratio of one Telesites Share per twenty AMX Shares, a U.S. Holder of AMX Shares who holds Odd Lot Shares may be required to buy or sell AMX Shares prior to the Spin-off until the U.S. Holder no longer holds a number of AMX Shares constituting Odd Lot Shares. Because it is expected that no U.S. Holder of ADSs holds a corresponding number of AMX Shares constituting Odd Lot Shares (other than fractional ADSs, which will be sold by the Depositary, and which represent a fractional number of AMX Shares), the requirement to buy or sell AMX Shares prior to the Spin-off will not apply to U.S. Holders of ADSs. A U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of AMX Shares in an amount equal to the difference between the U.S. Holder’s basis in such AMX Shares (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency).

U.S. Information Reporting and Backup Withholding Rules

The distribution of Telesites Shares in the Spin-off, as well as future distributions on, and proceeds from the sale or other disposition of, Telesites Shares paid to a U.S. Holder, generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder establishes that it is a corporation or other exempt holder, or provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The Depositary may sell an amount of the Telesites Shares held by a U.S. Holder, to satisfy such backup withholding, if the U.S. Holder fails to provide a properly completed IRS Form W-9 or otherwise comply with the necessary certification procedures. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Reportable Transactions

A United States taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, in part because the Telesites Shares are denominated in Mexican Pesos, a U.S. Holder may be required to treat a foreign currency exchange loss in respect of proceeds from a sale of the Telesites Shares as a reportable transaction if this loss exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. U.S. Holders are urged to consult their tax advisors regarding the potential application of these rules.

EMPLOYEES

As of September 30, 2015, Telesites had 139 employees, of which 88 were unionized. Telesites’s relationship with the union representing of Telesites’s employees has remained on good terms.

ENVIRONMENTAL PERFORMANCE

Telesites is subject to laws and regulations relating to the protection of the environment, health and human safety, including the laws and regulations applicable to the handling and disposal of hazardous waste and waste products. Telesites has adhered to certain policies and internal procedures in order to ensure compliance with such applicable laws, regulations and permits.

As the operator of properties and in relation to the present or historic use of hazardous substances in Telesites’s facilities, Telesites may incur costs, including clean-up costs, fines and third party claims as a result of infringements of the obligations established in the laws and regulations relating to the environment, health and human safety. Telesites considers that it operations comply fully with these laws and regulations.

Currently, there are no significant legal or administrative proceedings pending against Telesites in respect of any environmental issue.

As of the date of this Information Statement, Telesites does not have (i) any environmental certificate or acknowledgements granted by a competent authority or properly accredited entity; or (ii) any program or project for the rehabilitation or protection of natural resources.

MARKET INFORMATION

In Mexico, the business of shared access and use of passive infrastructure and related services began more than 14 years ago and has accelerated significantly in recent years with the sale of tower portfolios by some wireless telecommunications operators. Telesites believes that there will be more competition, both domestic and international, in the acquisition and development of Site Infrastructure.

The rest of the market is comprised of minority participants. Telesites has a site portfolio with ample domestic coverage which Telesites believes will be attractive to its potential customers who have expansion in mind.

CORPORATE STRUCTURE

The table below shows Telesites’s subsidiaries and the percentage of Telesites’s direct or indirect shareholding in such entities as of the date of this Information Statement:

	Name	Type	Percentage Holding
1.	Promotora de Sites, S.A. de C.V.	Controlling	99.9%
2.	Telesites Internacional, S.A. de C.V.*	Controlling	100.0%
3.	Operadora de Sites Mexicanos, S.A. de C.V.	Subsidiary	99.9%

4.	Demonsa, S.A. de C.V.	Subsidiary	99.9%
*	Corporate vehicle for Telesites’s possible international expansion.

DESCRIPTION OF THE PRINCIPAL ASSETS

Telesites’s principal assets are the shares representing the capital stock of Telesites’s direct and indirect subsidiaries as stated in the “Corporate Structure” section.

All of Telesites’s properties are located in Mexico. Telesites’s central offices are located in Mexico City. As of September 30, 2015, none of the properties housing the Site Infrastructure belonged to Telesites because they are leased on a long term basis with typical durations of 10 years, at market prices. No asset has been given by way of collateral for the purpose of guaranteeing Telesites’s own or third party obligations.

Both Telesites and each of Telesites’s subsidiaries have insurance coverage that is market standard for companies engaged in similar activities in Mexico, which covers risks relating to fire, natural disasters, civil liability, damage to customer equipment and equipment transport. Telesites considers that this coverage is sufficient to meet the needs of Telesites and its subsidiaries.

LEGAL PROCEEDINGS

Telesites is party or may be party in the future to various legal proceedings in the ordinary course of Telesites’s operations, including civil, commercial, telecommunications, administrative, labor and contractual claims, among others. Telesites cannot assure you that any of those procedures or claims will not have a material adverse effect, if resolved against Telesites.

Grupo Iusacell, as well as other wireless carriers, have filed challenges (juicios de amparo) against the Preponderance Resolution, which are still pending.

On June 2, 2015, affiliates of Grupo Iusacell, a subsidiary of AT&T, entered into the Iusacell Master Agreement with Telesites.

Telesites is not affected by any of the situations established in Articles 9 and 10 of the Company Insolvency Act (Ley de Concursos Mercantiles) nor has it been declared subject to insolvency proceedings.

TELESITES SHARES REPRESENTING CAPITAL STOCK

Telesites’s capital stock is represented by (i) ordinary series “A” shares, with no par value; (ii) ordinary series “AA” shares, with no par value; and (iii) series “L” shares, with no par value, with limited voting rights.

The following table sets forth Telesites’s capital structure as of the date of this Information Statement.

Series	Number of Shares	Percent of Capital	Percent of Shares with Right to Vote(1)
	(millions)	(%)	(%)

“L” Shares (no par value)	3,573	74.8	—
“AA” Shares (no par value)	1,169	24.5	97.3
“A” Shares (no par value)	32	0.7	2.7

Total:	4,774	100	100

[1]Excluding	the matters for which holders of “L” Shares are entitled to vote.

The holders of Series “AA” and Series “A” shares are entitled to full voting rights. The holders of Series “L” shares may only vote in certain circumstances, and they are entitled to appoint two members of the Board of Directors. The matters in which the shareholders who are entitled to vote are the following: extension of the term of Telesites, early dissolution of Telesites, change of corporate purpose of Telesites, change of nationality of Telesites, transformation of Telesites, a merger with another company, as well as the cancellation of the registration of the shares issued by Telesites in the National Securities Registry and any other foreign stock exchanges where they may be registered and any other matter that affects the rights of holders of Series “L” shares.

The Series “AA” shares, which must represent at all times no less than 51% of the combined total of Series “AA” and Series “A” shares), may only be subscribed to or acquired by holders who qualify as Mexican investors, in accordance with the terms of Telesites’s bylaws and applicable legislation in force.

Each Series “AA” or “A” Share may be exchanged, at the election of the holder, for one Series “L” share, so long as the Series “AA” represent no less than 20% and no more than 51% of the combined total of Series “AA” and Series “A” shares.

Additionally, it is expected that Telesites’s shareholders may decide to amend Telesites’s bylaws to combine all series of capital stock into one series of ordinary shares, with the same economic and corporate rights, including voting rights.

As of the date of this Information Statement, Telesites is not aware of the existence of open positions maintained in liquid derivative instruments whose underlying asset consists of Telesites Shares.

Exchange of AMX Shares and Share Distribution Date

On the Share Distribution Date the holders of AMX Shares will be entitled to receive, for every 20 (twenty) AMX Shares corresponding to series “A”, “AA” or “L”, which they own, the following:

(a)	Twenty (20) AMX Shares of the same series; and

(b)	One (1) Telesites Share of the same series.

Prior to the Share Distribution Date, there will be no independent share certificates for the Telesites Shares, and therefore, the right to receive such shares will be transferred together with the AMX Shares, and no investor may purchase, acquire, sell or transfer Telesites or AMX Shares separately.

With respect to share certificate that are deposited with Indeval, the distribution of Telesites Shares will take place under the terms of the applicable legal and administrative procedures. With respect to share certificates that are not deposited with Indeval, the distribution of Telesites Shares will take place in the form and at the time to be set forth in the notice to shareholders. The distribution of Telesites Shares will not take place until the Telesites Shares have been registered with the National Securities Registry.

Effects of the Spin-off on Holders of América Móvil ADSs

As of the Approval Date, each L Share ADS represents, in addition to 20 América Móvil L Shares, the right to receive 1 Telesites L Share, and each A Share ADS represents, in addition to 20 América Móvil A Shares, the right to receive 1 Telesites A Share. Each record holder of ADSs on the ADS Record Date (an “ADS Record Holder”) will be entitled to receive a number of Telesites L Shares or A Shares, respectively, equal to the number of corresponding ADSs held by such holder. On the Share Distribution Date, the Depositary’s Mexican custodian will receive all of the Telesites Shares that ADS Record Holders are entitled to receive.

An ADS Record Holder may make an election to receive its Telesites Shares directly (a “Share Delivery Election”). América Móvil will mail an instruction form (“Registered Holder Delivery Instruction Form”) and other relevant materials to each ADS Record Holder that holds its ADSs directly (“Direct Holder”). A Direct Holder making such an election must deliver to the Depositary a fully completed Registered Holder Delivery Instruction Form bearing a medallion signature guarantee and payment by check of a delivery fee of $0.0025 per Telesites Share to be delivered (the “Delivery Fee”), each of which the Depositary must receive before 5:00 p.m., New York time, on January 25, 2016 (the “Delivery Instruction Deadline”). An ADS Holder may not make a Share Delivery Election unless a tax certification on form W-9 or W-8, as applicable, is on file with the Depositary as of the ADS Record Date.

In the case that an ADS Record Holder holds its ADSs through a broker or other securities intermediary (an “Indirect Holder”), América Móvil will furnish a broker instruction form (“Broker Delivery Instruction Form”) and other relevant materials to brokerage firms or other securities intermediaries that are listed in the security position listing of DTC as having ADSs credited to their DTC accounts as of the ADS Record Date (each, a “DTC Participant”). An Indirect Holder making a Share Delivery Election must cause its DTC Participant to deliver to the Depositary confirmation from DTC that such DTC Participant has recorded a valid election to receive Telesites Shares through DTC’s Elective Dividend System which the Depositary must receive before the Delivery Instruction Deadline. In addition, the DTC Participant must deliver a fully completed and signed Broker Delivery

Instruction Form bearing a medallion signature guarantee, which the Depositary must receive within three business days following the Delivery Instruction Deadline. An Indirect Holder must consult its DTC Participant regarding the steps it would need to follow in order to ensure timely delivery of the Broker Delivery Instruction Form to the Depositary. DTC Participants will set their own cutoff dates and times to receive instructions to make Share Delivery Elections, which will be earlier than the Delivery Instruction Deadline. If you are an Indirect Holder, you should contact the securities intermediary through which you hold ADSs to determine the cutoff date and time that applies to you.

As soon as practicable after the Delivery Instruction Deadline, the Depositary will instruct its Mexican custodian to deliver to the account of each ADS Record Holder that made a valid Share Delivery Election the number and class of Telesites Shares set forth in the Registered Holder Delivery Instruction Form or Broker Delivery Instruction Form, as applicable (in each case, an “Instruction”). In the case of Indirect Holders that make a Share Delivery Election, the Depositary will charge the DTC account of such Indirect Holder for the Delivery Fee.

It is the sole responsibility of each ADS Record Holder electing to receive any of its Telesites Shares directly to create and maintain an account with a broker, bank or other participant in Indeval and that is able to receive any Telesites Shares covered by an Instruction, as well as to ensure that the information provided in the Instruction is accurate. If the Depositary’s Mexican custodian reports that delivery pursuant to a Share Delivery Election has failed, the Depositary will endeavor to contact the ADS Direct Holder or DTC Participant that delivered the Instruction and request a correction or any other action that may be necessary to complete the requested delivery. If such delivery cannot be completed within 30 days following the Delivery Instruction Deadline, the Depositary will treat the Share Delivery Election as invalid and any Telesites Shares covered thereunder will be treated as if such Share Delivery Election had not taken place and sold as described below.

Except for Telesites Shares delivered pursuant to a valid Share Delivery Election, the Depositary will sell all of the Telesites Shares it receives on the Share Distribution Date in one or more transactions. The Depositary will convert or cause to be converted the proceeds of such sales into Dollars and pay each Direct Holder or DTC, for the account of each DTC Participant, as applicable, the portion of the net proceeds of that sale to which it is entitled, after deduction of the expenses of sale and any applicable taxes or withholdings. Such sales may be conducted over an extended period of time and the Depositary may but has no obligation to make interim payments of the proceeds to ADS Record Holders before all sales are completed. Any interim payments will be made on a pro rata basis, based on the respective number of Telesites Shares that each non-electing ADS Record Holder was entitled to receive on the ADS Record Date.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the applicable deposit agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion in connection with sales of Telesites Shares will be the most favorable rate that could be obtained at the time or that the method by which the rate will be determined will be the most favorable to holders of ADSs, subject to the Depositary’s obligations under the applicable deposit agreement to perform its specified obligations without negligence or bad faith. The methodology used to determine exchange rates used in currency conversations is available upon request to the Depositary.

Persons holding América Móvil ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of Telesites Shares or any proceeds from their sale, in order to determine what fees or commissions may apply.

Listing of the Telesites Shares and AMX Shares at the Adjusted Trading Price

“Ex Coupon” Date and Commencement of Listing

América Móvil expects that the Telesites Shares will be listed under the ticker symbol “SITES” and will begin trading at the Adjusted Price (as defined below) on the Share Distribution Date, which will also be the “ex coupon” date (the “Ex Coupon Date”).

Adjusted Price and Auction

In order to avoid significant variations in the price of the Series “A” and “L” AMX and Telesites shares, and to make the Spin-off process more transparent, América Móvil is expected to ask the Mexican Stock Exchange for the opening market price of the Series “A” and “L” shares of América Móvil and Telesites (in each case, the “Adjusted Price”) at the commencement of the auction session on the Ex Coupon Date, to be determined individually in the market by conducting an auction of the series “L” shares of América Móvil and Telesites in the pre-opening stage of the Ex Coupon Date, in accordance with the methodology set forth in the internal regulations of the Mexican Stock Exchange. The Adjusted Price is expected to be determined pursuant to the auction.

The Series “AA” shares representative of América Móvil and Telesites, respectively, are not expected to be subject to auction or to the adjustment methodology described above.

Special Settlement

América Móvil has requested that the Mexican Stock Exchange settle trades in AMX Shares on a 48-hour, 24-hour, and same-day settlement cycle, in order for all trades made during that period to settle on the Ex-Coupon Date.

DIVIDENDS

Since Telesites’s constitution, Telesites has not paid dividends in relation to Telesites Shares. At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits Telesites’s financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of Telesites’s net profits for the preceding year. If the shareholders approve the declaration and the amount and payment of dividends, such dividends may only be paid from the retained earnings from accounts previously approved by Telesites’s shareholders, provided that legal reserves have been properly created and losses from previous fiscal periods have been paid.

Holders of L Shares are entitled to receive a cumulative preferred annual dividend equal to 5% of its theoretical value before any dividends are payable in respect of any other class of Telesites’s capital stock.

During the month of July 2015, Telesites’s subsidiary Opsimex placed and offered in Mexico and abroad certificados bursátiles registered in the National Securities Registry. Certain covenants apply to Opsimex under the terms of the certificados bursátiles, including a restriction against declaring or paying any dividend to its shareholders for a period of three (3) years from the date of issuance of the certificados bursátiles. This covenant will remain in effect so long as any certificado bursátil remains outstanding.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

TELESITES, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Financial Position

(In thousands of Mexican Pesos)

	As of September 30,				As of December 31,

	2015		2014		2014

Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	22,666,657	Ps.	2,405,622		Ps. 3,190,178
Related parties (Note 5)		18,638		—		—
Advanced payments (Note 6)		47,125		42,374		42,374

Total current assets		22,732,420		2,447,996		3,232,552

Non-current assets:
Property and equipment, net (Note 7)		35,488,328		37,401,621		36,790,575
Other assets		90,166		105,284		105,288

Total assets	Ps.	58,310,914	Ps.	39,954,901		Ps. 40,128,415

Liabilities and equity
Short-term liabilities
Accounts payable	Ps.	465,082	Ps.	192,065		Ps. 192,068
Payable taxes		383,120		401,108		589,701

Total short-term liabilities		848,202		593,173		781,769

Long-term liabilities:
Related parties (Note 5)		21,000,000		21,000,000		21,000,000
Long-term debt (Note 8)		18,676,783		—		—
Deferred taxes (Note 9)		9,642,812		10,040,204		10,045,483
Asset retirement obligation		1,464,997		1,480,919		1,480,919

Total liabilities		51,632,794		33,114,296		33,308,171

Total equity (Note 10)
Capital stock		35,000		35,000		35,000
Effect of the spin-off		(16,229,640)		(16,229,640)		(16,229,640)
Loss from previous periods		(81,447)		—		—
Loss for the period		(142,124)		(61,086)		(81,447)
Surplus from the revaluation of property and equipment, net of deferred taxes		23,096,331		23,096,331		23,096,331

Total equity		6,678,120		6,840,605		6,820,244

Total liabilities and equity	Ps.	58,310,914	Ps.	39,954,901	Ps.	40,128,415

TELESITES, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	For the nine-month periods ended September 30,				For the year ended December 31,

	2015		2014		2014

Rent revenues	Ps.	3,187,954	Ps.	3,105,338	Ps. 4,140,451

Operating costs and expenses:
Salaries		52,471		50,322	67,096
Tower maintenance		82,943		83,844	111,792
Space leases		1,198,761		1,166,581	1,555,441
Administration expenses		25,067		28,842	33,124
Depreciation		1,842,775		1,833,137	2,444,182

		3,202,017		3,158,726	4,211,635

Operating loss		(14,063)		(53,388)	(71,184)

Interest (expense) income, net		(65,111)		8,139	10,853
Exchange loss, net		(30,928)		—	—
Other expenses, net		(160)		—	—

Loss before income taxes		(110,262)		(45,249)	(60,331)
Income tax credit (Note 9)		(31,862)		(15,837)	(21,116)

Net loss for the period	Ps.	(142,124)	Ps.	(61,086)	Ps. (81,447)

Other items of comprehensive income:
Surplus from the revaluation of property and equipment, net of deferred taxes	Ps.	23,096,331	Ps.	23,096,331	Ps. 23,096,331

Total comprehensive income	Ps.	22,954,207	Ps.	23,035,245	Ps. 23,014,884

Telesites has not identified factors that may significantly affect the comparability of the pro forma financial data presented.

The unaudited pro forma financial information presented above might not be indicative of the actual future performance of Telesites because of factors such as the renewal of lease agreements with current and future customers of Telesites’s subsidiary Opsimex, or any non-performance or delay in the payment of fees. These factors might significantly affect cash flows and the viability of Telesites business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on and should be read in conjunction with Telesites’s unaudited pro forma condensed consolidated financial statements and notes thereto and the other financial information included elsewhere in this Information Statement. The following discussion contains forward-looking statements that reflect Telesites’s plans, estimates and beliefs and involve risks, uncertainties and assumptions. Telesites’s actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements” and “Risk Factors” and elsewhere in this Information Statement.

As of the date of this Information Statement, Telesites has not identified any trends, agreements or known events that could or would significantly affect its liquidity, results of operations or financial situation.

Components of Results of Operations

Revenues

Telesites’s revenues derive from monthly payments of site usage fees under the site agreements entered into by its subsidiary Opsimex and Telcel. Fees under such agreements vary depending on the space required by the customer’s equipment at the site and floor space required by the customer and site location. Telesites’s revenues could be affected by cancellations or terminations of existing site agreements or in the event that a site is damaged, destroyed or its use diminished. Telesites’s site agreements are typically five-year contracts which are non-cancellable; however, a site agreement may be canceled or terminated upon the payment of a termination fee.

Opsimex has entered into the Telcel Master Agreement, the Iusacell Master Agreement and the Movistar Master Agreement, which provide for the key terms and conditions of Telesites’s business relationship with such operators. Based on such terms and conditions, Opsimex has entered into individual site agreements which provide for site usage fees, annual price escalations and fixed annual charges that permit such operators to install a pre-determined amount of equipment at the sites and provide for incremental fee payments if capacity use is exceeded.

Operating Costs and Expenses

Telesites’s operating costs and expenses consist primarily of site rental, which consists of rent it pays to its landlords under the underlying site leases, as well as salaries, tower maintenance costs, administrative expenses and depreciation. Telesites does not expect its operating expenses to significantly increase as a result of adding customers to its existing sites. As a result, Telesites expects new site agreements to provide incremental cash flows. Telesites may, however, incur additional costs and expenses as it increases its presence in geographic areas where it has recently launched operations or is focused on expanding its portfolio. Telesites’s profit margin growth may therefore be positively impacted by the addition of new customers to its existing sites and can be temporarily diluted by its development activities.

For the nine months ended September 30, 2015 and 2014, operating costs and expenses totaled $3,158,726 and $3,202,017, respectively, representing an increase of $43,291 (1.4%), with depreciation representing 57.5% and 58.0%, respectively, of such operating costs and expenses.

Operating Loss

For the nine months ended September 30, 2015 and 2014, Telesites incurred operating losses in the amount of $14,063 and $53,388, respectively, or a decrease of 73.7%, as a result of an increase in revenues and constant depreciation costs due to the application of straight-line depreciation.

Additionally, excluding the effects of depreciation from operating costs, Telesites’s EBITDA for the nine months ended September 30, 2015 and 2014 equaled $1,828,712 and $1,779,749, respectively, representing an increase of 2.8% due to an increase in Telesites’s revenue. EBITDA represented 57% of Telesites’s revenues for the nine-month period ended September 30, 2015.

Interest expense, net

For the nine months ended September 30, 2015 and 2014, net interest income (expense) amounted to an expense of $65,111 and income of $918,364, respectively, and is attributable to three sources:

a)	Interest income from cash held in banks;

b)	Interest expense derived from the financial cost of provisions for site dismantling; and

c)	Interest expense for servicing long term debt.

In each case, interest is calculated by multiplying the principal sum by the applicable interest rate and by the number of accrual days in each period. Variations in net interest income (expense) between periods is attributable to the financial cost of provisions for site dismantling and interest expense for servicing debt.

Income Taxes

The main component of Telesites’s income tax expense is Mexican federal income tax. Telesites’s income taxes consist of accrued and deferred taxes, computed based on IFRS requirements.

The principal difference between income tax expense under IFRS accounting as compared to the statutory income tax rate is attributable to the difference between book and tax depreciation followed by interest accrued on debt. The income tax expense for the nine months ended September 30, 2015 and 2014 equaled $31,862 and $15,837, respectively.

Surplus from Revaluation of Property and Equipment

Upon the consummation of the spin-off of Telcel, Telesites recognized and recorded its property and equipment at cost. Subsequent to this initial recognition, Telesites adopted the revaluation model provided for in IAS 16 (Property, Plant and Equipment) and, accordingly, recognized these assets at their revalued amount, being their fair value at the date of revaluation as determined by Telesites with the assistance of independent appraisers.

If a revaluation results in an increase in value of an asset, such increase is credited to equity through other comprehensive income as a surplus from revaluation of property and equipment. At the time of the spin-off of Telcel, the surplus from revaluation of equity increased to $32,994,759, less the deferred tax expense of $9,898.428, resulting in an effect on equity of $23,096,331.

As of September 30, 2015, Telesites’s site agreements had an average remaining term of 4.25 years. Accordingly, all of Telesites’s revenue during the nine months ended September 30, 2015 consisted of recurring revenue that Telesites expects to continue to receive in the foreseeable future. Most of Telesites’s site agreements have provisions that increase the fee due under the site agreement annually based on the Mexican Consumer Price Index.

In addition, Telesites site agreements provide for an additional fee to cover Telesites’s site rental expense. The Telcel Master Agreement provides Opsimex with the ability to rapidly and efficiently enter into site agreements to deploy equipment in Telesites’s sites. Telesites expects to enter into master agreements with other telecommunications carriers in the near future. Telesites expects these master agreements to include similar terms and conditions as the terms and conditions included in Telesites’s Telcel Master Agreement as well as the Iusacell Master Agreement and Movistar Master Agreement.

Non-IFRS Financial Measure

Included in Telesites’s analysis of its results of operations are discussions regarding earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA is not a measure recognized under IFRS, although it is based on or derived from information contained in Telesites’s unaudited consolidated financial statements. EBITDA should not be considered as an alternative to net loss (as an indicator of Telesites’s operating performance), or as an alternative to operating cash flow (as a measure of Telesites’s liquidity). EBITDA is presented as Telesites believes it is a useful indicator of Telesites’s current operating performance. Telesites believes that this metric is useful to an investor in evaluating its operating performance because (1) it is a key measure used by Telesites’s management team for purposes of decision-making and for evaluating Telesites’s performance; (2) it is widely used in the tower industry to measure operating performance, as depreciation and amortization may vary significantly among companies depending upon accounting methods and useful life of assets, particularly where acquisitions and non-operating factors are involved; (3) it provides investors with a meaningful measure for evaluating Telesites’s operating performance by eliminating items that are not operational in nature and (4) it provides investors with a measure for comparing Telesites’s results of operations to those of other companies.

Telesites’s measurement of EBITDA may not, however, be fully comparable to similarly titled measures used by other companies. Telesites includes below a reconciliation of EBITDA to net loss, the most directly comparable IFRS measure in thousands of Mexican pesos:

	For the nine months ended September 30,				For the year ended December 31,
	2015		2014		2014
Net loss	Ps.	(142,124)	Ps.	(61,086)	Ps.	(81,447)
Plus
Income tax benefits		31,862		15,837		21,116
Interest expense, net		96,199		(8,139)		(10,853)
Depreciation		1,842,775		1,833,137		2,444,182

EBITDA	Ps.	1,828,712	Ps.	1,779,749	Ps.	2,372,998

Financial Situation, Liquidity and Capital Resources

a)	Telesites’s cash changes

Telesites presents below a summary of the changes in Telesites’s financial situation stated in thousands of Mexican pesos:

	As of September 30,
	2015		2014
Generation of Cash:
EBITDA	Ps.	1,828,712	Ps.	1,779,749
Net changes in working capital and other		2,222,004		625,873

Sources of cash	Ps.	393,292	Ps.	2,405,622

Additions of property, plant and equipment		(540,528)		—

Debt issuance		21,000,000		—

Net generation of cash		20,459,472		—

Initial Cash Balance		2,600,477		—

Increases in cash, net		20,066,180		2,405,622

Final cash balance	Ps.	22,666,657	Ps.	2,405,622

b)	Liquidity

Telesites expects its liquidity to be generated principally by cash from operating activities.

c)	Cash Assets

Telesites maintains cash asset policies consistent with its financial commitments and its operational needs and it keeps its financial resources invested in non-speculative, low-risk instruments with high liquidity. Similarly, and because it was created recently, Telesites is working along with its administrative bodies to draw up the policy manual that will regulate its cash assets. Cash assets are mainly in Pesos since this is the currency in which Telesites receives revenues from its operations.

d) Off-balance Sheet Arrangements

As of the date of this Information Statement, Telesites does not have any off-balance sheet arrangements.

e) Material Indebtedness

As of the date of this Information Statement, Telesites has not entered into any credit agreements with financial institutions. Telesites’s subsidiary Opsimex carried out, during the second half of 2015, an offering of Certificados Bursátiles registered in the National Securities Registry, which have the following characteristics:

Security Issued	Interest Rate	Maturity	Total Amount Issued
Certificados Bursátiles	28-day TIIE + 0.50%	July 29, 2020	$4,500,000,000.00
Certificados Bursátiles	7.97% (Fixed Rate)	July 23, 2025	$7,210,000,000.00
Certificados Bursátiles	4.75% (Real Rate)	July 17, 2030	$7,030,960,000.00

Controls and Procedures

Telesites’s activities expose it to a variety of financial risks: exchange risk, interest rate risk, credit risk and liquidity risk. Telesites’s management is focused on mitigating those potential adverse effects in Telesites’s financial performance.

Risk management is handled by Telesites’s finance department under the supervision of Telesites’s Board of Directors. The administration and finance management is responsible for identifying, assessing and mitigating financial risks in collaboration with Telesites’s operational department, in accordance with general standards for financial risk management and certain procedures for specific risks, such as credit risk and/or risks relating to the investment of cash flow surplus.

Transactions with Derivative Instruments

As of the date of this Information Statement, Telesites does not have any contracted derivative instruments, although it may enter into such instruments in the future if it sees fit.

ESTIMATES, PROVISIONS AND CRITICAL ACCOUNTS RESERVES

Property, Civil Work and Towers

General

This heading is valued at its revalued amount, as of January 1, 2014 and this does not exceeds its value on use. The market value was determined by independent appraisers at the market values for this date.

Calculation of depreciation

Property is depreciated using the straight-line method, based on the revalued amount and remaining useful life of such assets. The estimated useful life of Telesites’s assets is between 16 and 20 years. The estimated useful life of an asset is determined upon its expected conditions of operation and maintenance, taking into account market practices, anticipated technological changes and other factors.

This item is comprised of towers and other passive infrastructure, including, primarily, the civil work and physical spaces in different parts of the tower, such as floor, roofs, rooftops transferred in connection with the Spin-off, which were recorded at their historical cost. Subsequent to the initial recognition, Telesites adopted the revaluation model provided for in International Accounting Standard 16 “NIC 16” — Property, Plant and Equipment in its separate financial statements, and, accordingly, recognized these assets at their revalued amount with the assistance of independent appraisers.

Asset Retirement Obligations, Accruals and Contingent Liabilities

This is the estimate of future costs that Telesites will incur to change, modify or close the sites that are in operation. These costs are adjusted to present value on the basis of an appropriate discount rate determined by Telesites.

Accruals are recorded when (i) Telesites has a present obligation (legal or constructive) as a result of past events, (ii) the settlement of such obligation will require an outflow of resources, and (iii) the obligation can be measured reliably.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the financial statement reporting date and, where appropriate, the risks specific to the liability. In these cases, an increase in the liability is recognized as finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, contingencies are only recognized when they will generate a loss.

This provision is made for future site retirements and rearrangements and it is determined on the basis of the following factors:

a)	The cost of transport of certain materials;

b)	The costs of labor for relocating sites and construction;

c)	The costs of materials for new civil works;

d)	Inflation; and

e)	The periods in which it is estimated that sites will be returned.

Deferred Taxes

Provision for deferred taxes corresponds to estimated future payments for taxes derived mainly from the difference between the book value of properties, plant and equipment and their fiscal cost.

General

The estimates and opinions used Telesites for the creation of its financial statements are kept under continuous assessment and they are based on historical experience and other factors, including projections of future events that are considered reasonable under present circumstances.

As of the date of issuance of the unaudited pro forma condensed consolidated statements of financial position and the unaudited pro forma condensed consolidated statement of comprehensive income attached to this Information Statement, no additional estimate, provision or critical accounts reserve has been identified that should be described.

EXTERNAL AUDITORS

The Unaudited Pro Forma Condensed Consolidated Statements of Financial Position and the Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Income attached to this Information Statement were not audited or reviewed by Mancera S.C., a member practice of Ernst & Young Global Limited, independent external auditors of Telesites.

Telesites’s auditors were selected based on their experience and quality of service.

RELATED PARTY TRANSACTIONS

As of the date of this Information Statement, the only source of revenue for Opsimex is its affiliate, Telcel. in the normal course of business, Telesites engages in a wide variety of financial and commercial transactions with related parties, such as subsidiaries and associates of América Móvil, Grupo Financiero Inbursa, S.A.B. de C.V., Carso Infraestructura y Construcción, S.A. de C.V., Teléfonos de México, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V. and Operadora Cicsa, S.A. de C.V.

In that respect, the principal transactions entered into with related parties are described below:

América Móvil and Telesites’s subsidiary, Opsimex, have related operations in their respective markets. As a result, each company has ongoing relations with the other, given the existence of Telcel’s Active Infrastructure on the Site Infrastructure. These include services for accessing and using Site Infrastructure that Opsimex provides to Telcel, as well as to other public telecommunications network concessionaires. As of the date of this Information Statement, Telcel is Telesites’s principal customer, which is expected to change in accordance with Telesites’s business plans and market conditions

Regarding some of the above mentioned services, Telcel and Opsimex have entered into the Telcel Master Agreement and specific site agreements with Telcel, governing Telcel’s use of Telesites sites on terms identical to those of the 2015 Tower Reference Offer.

In addition, Opsimex has entered into a construction services agreement with Operadora Cicsa, S.A. de C.V., for site construction on the same terms as those offered to other service providers Telesites engages for the same purpose.

Telesites and its subsidiaries may also receive various financial services from the subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V., Telesites’s affiliate, which include opening checking and investment accounts, extension of loans, provision of insurance and bonds and brokerage agreements. An affiliate of Grupo Financiero Inbursa, S.A.B. de C.V. is acting as an underwriter in the concurrent public offering in Mexico.

All transactions entered into with related parties are conducted on market conditions and at market prices so as to comply with applicable legislation.

MANAGEMENT

At the date of this Information Statement, Telesites’s Board of Directors is made up of five regular directors with no designated alternates. Telesites’s bylaws provide for the Board of Directors to consist of between five and twenty-one directors and allow for the election of an equal number of alternate directors. Directors need not be shareholders. A majority of Telesites’s directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director and one alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the corresponding director. Directors and alternate directors are elected or reelected at each annual general meeting of shareholders and each annual ordinary special meeting of holders of L Shares. In accordance with the Mexican Securities Market Law, the determination as to the independence of Telesites’s directors is made by Telesites’s shareholders, though the Mexican Banking and Securities Commission may challenge this determination. Pursuant to Telesites’s bylaws and the Mexican Securities Market Law, at least 25% of Telesites’s directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

Telesites’s bylaws provide that the members of the Board of Directors are elected for a term of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional thirty-day period if new members are not elected and substitutes have either not been designated for the departing member of the Board or have not assumed their roles. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may elect temporary directors who then may be elected or replaced at the shareholders’ meetings.

During the month of November 2015, Telesites held its first meeting of the Board of Directors, during which, in accordance with the authority granted to the Board of Directors in the bylaws of Telesites, certain changes to the composition of the Board of Directors were recorded as a result of the resignation of one director and the designation of two provisional directors who will be confirmed at Telesites’s first shareholders’ meeting. It is expected that, at such shareholders’ meeting, all appointments and authorities of the Board of Directors and its secretary will be ratified.

The names and positions of the members of the Board of Directors and information concerning their committee membership and principal business activities outside Telesites are as follows:

Name	Title	Type of Advisor
Juan Rodríguez Torres	Chairman	Independent
Gerardo Kuri Kaufmann	Director	Related
Daniel Goñi Díaz	Director	Independent
Daniel Díaz Díaz	Director	Independent
Victor Adrián Pandal González	Director	Related
Luis Ramos Lignan	Director	Independent

The attorney Verónica Ramírez Villela acts as secretary of the Board of Directors of Telesites but she is not a member of the Board of Directors.

Biographical information of Telesites’s directors is set forth below.

Juan Rodríguez Torres. Mr. Rodríguez received a bachelor’s degree in civil engineering from the Universidad Nacional Autónoma de México and has a master’s degree in Operations Research and Industrial Engineering. He is 76 years old. He is also a member of the board of directors of Procorp, S.A. de C.V., a capital investment company, Grupo Sanborns, S.A.B. de C.V. and Elementia, S.A. de C.V. (for which he also serves as chairman of the audit committee) and a consulting board member of Grupo Financiero Banamex. In addition, Mr. Rodríguez serves as an advisor and committee member of Fomento de Construcciones y Contratas, S.A. and Cementos Portland Valderribas, S.A. and as the non-executive president real estate group REALIA Business, S.A. Mr. Rodríguez is the founder of various companies in the real estate and footwear sectors.

Gerardo Kuri Kaufmann. Mr. Kuri holds a bachelor’s degree in industrial engineering from Universidad Anáhuac. He is 31 years old. From 2008 to 2010, he served as purchasing director of Carso Infraestructura y Construcción, S.A. de C.V. He is also a member of the board of directors of Minera Frisco, S.A.B. de C.V.; Elementia, S.A. de C.V.; Fomento de Construcciones y Contratas, S.A. and Cementos Portland Valderrivas, S.A. Since the incorporation of Inmuebles Carso, S.A.B. de C.V., he has served as its General Director and a member of its board of directors.

Daniel Goñi Díaz. Mr. Díaz holds a degree in law from the Universidad Nacional Autónoma de México. He is 64 years old. He is certified as a Notary Public (No. 80) in the State of Mexico. He has served as secretary, vice president, and president of the National Red Cross on several occasions. Likewise, he has served as civic commissions on the State Electoral Commission of the State of Mexico.

Daniel Díaz Díaz. Mr. Díaz has a bachelor’s degree in civil engineering from Universidad Nacional Autónoma de México. He is 81 years old. He served in the public sector as Subsecretario de Infraestructura y Secretario de Comunicaciones y Transportes. From 1990 to 1997 he served as a member of the board of the Universidad Nacional Autónoma de México. He served as General Director of the Instituto Mexicano del Transporte and from 2000 to 2001 he served as general director of Caminos y Puentes Federales de Ingresos y Servicios Conexos. From 2003 to 2005 he served as an infrastructure project adviser to the Fundación del Centro Historico de la Ciudad de México, A.C., and currently serves on the boards of Carso Infraestructura y Construcción, S.A. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Victor Adrián Pandal González. Mr. Pandal has a degree in business administration from the Universidad Iberoamericana and a master’s degree in business administration from Boston University. He is 42 years old. Since April 2002 through the present date, he has served as the General Director of the Centro Histórico de la Ciudad de México, A.C.

Luis Ramos Lignan. Mr. Ramos is a civil engineer and earned a master’s degree in hydraulics from the Universidad Nacional Autónoma de México. He is 76 years old. He has served as president of the Colegio de Ingenieros Civiles de México and of the Cámara Nacional de Empresas de Consultoría. Currently, he serves as the general director of Ingeniería y Procesamiento Electrónico, S.A. de C.V. as well as president of the Instituto Mexicano de Auditoría Técnica, A.C.

There is no familial relationship or affinity between the members of Telesites’s Board of Directors and its relevant directors. As of the date of this Information Statement, Telesites has paid emoluments totaling Ps.$30,000.00 to each member of its Board of Directors, as well as the secretary, in consideration of their participation at the first meeting of the Board of Directors in November 2015, and has not paid any consideration to (a) any members of the Audit and Corporate Practices Committee, (b) management or (c) related parties. As of the date of this Information Statement, Telesites has no compensation plans, pensions, retirements, benefit programs or similar benefits for the directors set forth above.

Audit and Corporate Practices Committee

The Mexican Securities Market Law imposes the obligation to have an audit committee with at least three independent members appointed by the board of directors (except in the case of companies controlled by a person or business group holding 50% or more of the outstanding capital stock, in which case, the majority of the members of the corporate practices committee must be independent). The audit committee (along with the Board of Directors, which has additional obligations) replaces the shareholders’ agent which was previously required under the Mexican General Corporations Law.

●	provide opinions to the Board of Directors on certain matters as provided by the Mexican Securities Market Law;

●	call shareholders meetings and recommend inclusion of matters it deems appropriate on the agenda;

●	inform the Board of Directors of Telesites’s internal controls and their adequacy;

●	select Telesites’s auditors, review and pre-approve the scope and terms of their engagement, and determine their compensation;

●	monitor the performance of Telesites’s auditors and re-evaluate the terms of their engagement;

●	recommend procedures for preparing financial statements and internal controls;

●	monitor internal controls and accounting for specified types of matters;

●	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

●	assist the Board of Directors in preparing reports as provided by the Mexican Securities Market Law;

●

discuss with Telesites’s auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements and, based on such discussions, recommend their approval to the Board of Directors;

●	resolve disagreements between Telesites’s management and auditors relating to Telesites’s financial statements;

●	request the opinion of independent experts, when deemed appropriate or when required by law;

●	approve services to be provided by Telesites’s auditors or establish policies and procedures for the pre-approval of services by Telesites’s auditors;

●

obtain from Telesites’s auditors a report that includes a discussion of critical accounting policies used by Telesites, any alternative accounting treatments for material items that have been discussed by management with Telesites’s auditor, and any other written communications between Telesites’s auditors and management;

●	report to the Board of Directors on its activities;

●

develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees;

●	evaluate the performance of the external auditors;

●	review and discuss Telesites’s financial statements and advise the Board of Directors of the committee’s recommendations for approval of such financial statements;

●

receive and analyze recommendations and observations to its functions from shareholders, members of the Board of Directors and senior management, and the authority to act upon such recommendations and observations;

●	recommend to the Board of Directors procedures for the selection and succession of Telesites’s Chief Executive Officer and of Telesites’s other principal executives;

●	propose criteria for evaluating executive performance;

●	analyze the proposals of the Chief Executive Officer concerning the structure and amount of compensation for Telesites’s senior executives and raise them with the Board of Directors;

●	review new executive compensation programs and the operations of existing programs;

●	establish contracting practices to avoid excessive payments to executives;

●	assist the Board of Directors in developing appropriate personnel policies; and

●	perform any other functions the Board of Directors may delegate to the Audit and Corporate Practices Committee.

As of the date of this Information Statement, the Audit and Corporate Practices Committee is comprised of the following people:

Name	Title	Type of Advisor
Daniel Díaz Díaz	President	Independent
Juan Rodríguez Torres	Member	Independent
Daniel Goñi Díaz	Member	Independent

All members of the Audit and Corporate Practices Committee are financial experts, since they have extensive professional careers either as entrepreneurs, civil servants, or private-sector employees and are or have been board members at various companies in the financial/stock exchange sector, in addition to having formed part of the Federal Public Administration and decentralized bodies.

Key Senior Officers

The following are the key senior officers of Telesites:

Name	Title
Gerardo Kuri Kaufmann	General Director
Jesús Granillo Rodríguez	Head of Finance and Management
Eriván Urióstegui Hernández	Head of Legal Matters

Majority Shareholders

The following table shows, for illustrative purposes and prospectively, the individuals and legal entities that, according to public information available filed with the SEC and taking into consideration the number and series of AMX Shares held as of the date of this Information Statement, would constitute the majority shareholders of Telesites as of the Share Distribution Date.

Shareholder	Shares Owned (millions)
AA Shares:
Control Trust(1)	545
Inversora Carso, S.A. de C.V.(2)	213
Control Empresarial de Capitales, S.A. de C.V. (2)	144
Carlos Slim Helú(1)	94

L Shares:
Control Trust (1)	300
Carlos Slim Helú(1)	154
Inversora Carso, S.A. de C.V.(2)	65
Control Empresarial de Capitales, S.A. de C.V. (2)	58

(1)

The Control Trust is a Mexican trust that holds AA Shares and L Shares for the benefit of the members of the Slim Family. According to beneficial ownership reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Hélu, individually directly own more than 5.0% of any class of América Móvil Shares.

(2)

Based on beneficial ownership reports filed with the SEC, Inversora Carso, S.A. de C.V. (previously Inmobiliaria Carso, S.A. de C.V.) and its subsidiary Control Empresarial de Capitales, S.A. de C.V. may be deemed to be controlled indirectly by the Slim Family.

Pursuant to Article 49 of the Circular Única, within twenty business days from the date on which Telesites obtains the registration of its shares in the National Securities Registry, it must provide the Mexican National Banking and Securities Commission with a report containing the name, designation, or corporate name, and the number and series of Telesites Shares (as well as the amount and percentage that they represent of the outstanding capital stock) held by its major shareholders.

As of the date of this Information Statement and except for what Telesites has already mentioned herein, (i) Telesites is not controlled by another company, foreign government or by any other natural or legal person and (ii) there is no knowledge of any agreement that could imply a change of control of its capital stock.

BYLAWS

Set forth below is a brief summary of certain significant provisions in Telesites’s bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to Telesites’s bylaws.

Organization and Register

Telesites is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law and the Mexican Securities Market Law. It was registered in the Public Registry of Commerce of Mexico City on October 30, 3025 under the number 136,704.

Corporate Purpose

Telesites’s main corporate purpose, as set out in Article Three of Telesites’s bylaws, is to promote, incorporate, organize, exploit, acquire and participate in the capital stock or assets of all types of civil or commercial companies, partnerships and industrial, commercial, service or other entities, whether domestic or foreign, and to participate in the management or liquidation thereof.

Share Capital

In accordance with the bylaws of Telesites, the stock capital is variable, with a fixed minimum of Ps.$35,000,000.00, represented by a total of 4,774,486,209 shares divided into series “AA” shares, series “A” shares and series “L” shares, each without par value. All shares representing the capital stock of Telesites are fully subscribed and paid and they are not subject to any restrictions. Telesites does not have any unsubscribed authorized capital.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under “—Voting Rights” below. The rights of holders of all series of capital stock are identical except for the voting rights and the limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law (Ley de Inversión Extranjera) and of Telesites’s bylaws. See “—Limitations on Share Ownership” below.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of Telesites’s outstanding capital stock or less than 51% of Telesites’s combined AA Shares and A Shares.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of Telesites’s shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote to elect only two members of the Board of Directors and the corresponding alternate directors, as well as on the following matters:

●	Telesites’s transformation from one type of company to another;

●	any merger involving Telesites;

●	the extension of Telesites’s authorized corporate life;

●	Telesites’s voluntary dissolution;

●	any change in Telesites’s corporate purpose;

●	any transaction that represents 20% or more of Telesites’s consolidated assets;

●	any change in Telesites’s state of incorporation;

●	removal of Telesites’s shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and

●	any action that would prejudice the rights of holders of L Shares.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of Telesites’s shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting.

A special meeting of the holders of L Shares must be held each year for the election or reelection of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect or reelect directors and to determine the allocation of the profits of the preceding year. Transactions that represent 20% or more of Telesites’s consolidated assets in any fiscal year must be approved by an ordinary general shareholder meeting of all shareholders, including holders of L Shares.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA Shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of Telesites’s outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or Telesites’s bylaws. In addition, any holders of Telesites’s capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

●	who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action; and

●	whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders’ meetings may be called by the Board of Directors, its chairman, its corporate secretary, the Chairman of the Audit and Corporate Practices Committee or a court. The Chairman of the Board of Directors or the Chairman of the Audit and Corporate Practices Committee may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting.

Under Telesites’s bylaws, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits Telesites’s financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of Telesites’s net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of Telesites’s capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution, subject to certain preferential rights of the L Shares. See “—Preferential Rights of L Shares” below.

Limitation on Capital Increases

Telesites’s bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15 calendar days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. Telesites is not required to take steps that may be necessary to make this possible.

Preferential Rights of L Shares

Holders of L Shares are entitled to receive a cumulative preferred annual dividend equal to 5% of the theoretical value before any dividends are payable in respect of any other class of América Móvil capital stock.

Limitations on Share Ownership

Telesites’s bylaws provide that at least 20% of Telesites’s capital stock must consist of AA Shares. Telesites’s bylaws also provide that A Shares and L Shares together cannot represent more than 80% of Telesites’s capital stock. AA Shares can only be held or acquired by:

●	Mexican citizens;

●	Mexican corporations whose capital stock is held completely by Mexican citizens;

●	Mexican corporations in which at least 51% of the capital stock may only be held or acquired by (i) Mexican citizens or (ii) Mexican corporations;

●	Mexican credit and insurance companies;

●	Mexican investment companies operating under the Investment Companies Law (Ley de Sociedades de Inversión) and Mexican institutional investors as defined in the Mexican Securities Market Law; and

●

Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee’s rights are held by Mexican citizens, corporations whose capital stock is held by Mexican citizens in its majority, and Mexican credit, insurance and investment companies, or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

If foreign governments or states acquire Telesites’s AA Shares, such shares would immediately be rendered without effect or value.

Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes.

Telesites’s bylaws were amended in 2010 to add a provision called a foreign exclusion clause. Under the foreign exclusion clause, ownership of Telesites’s shares is restricted to holders that qualify as Mexican investors under Mexican law. The foreign exclusion clause does not apply to the L Shares, and under transitional provisions adopted by Telesites’s shareholders it does not limit foreign ownership of A Shares outstanding as of the date of the shareholders’ meeting approving the amendment.

Restrictions on Certain Transactions

Telesites’s bylaws provide that any transfer of more than 10% of the combined A Shares and AA Shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by Telesites’s Board of Directors. If the Board of Directors denies such approval, however, Mexican law and Telesites’s bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Mexican Stock Exchange.

Restrictions on Deregistration in Mexico

Telesites’s shares will be registered with the National Securities Registry maintained by the Mexican Banking and Securities Commission, as required under the Mexican Securities Market Law and regulations issued by the Mexican Banking and Securities Commission.

If Telesites wishes to cancel its registration, or if it is cancelled by the Mexican Banking and Securities Commission, Telesites is required to conduct a public offer to purchase all the outstanding shares prior to such cancellation. Such offer shall be addressed exclusively to those persons other than the members of the controlling group of shareholders, who were shareholders or holders of other securities representing such shares (i) as of the date set forth by the Mexican Banking and Securities Commission, if the registration is cancelled by resolution thereof, or (ii) as of the date of the resolution adopted by the general extraordinary shareholders meeting, if the registration is cancelled voluntarily.

Telesites’s bylaws provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, Telesites will be required to create a trust for a period of six months, into which Telesites will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public that did not participate in the offer.

Unless the Mexican Banking and Securities Commission authorizes otherwise, upon the prior approval of the Board of Directors, which must take into account the opinion of the audit and corporate practices committee, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the Mexican Banking and Securities Commission and to the Mexican Stock Exchange.

The voluntary cancellation of the registration shall be subject to (i) the prior authorization of the Mexican Banking and Securities Commission, and (ii) the authorization of not less than 95% of the outstanding capital stock in a general extraordinary shareholders’ meeting.

Tender Offer Requirement

Telesites’s bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (i.e., 30% or more) in Telesites’s capital stock without conducting a previous public offer in accordance with the applicable rules issued by the Mexican Banking and Securities Commission, will not have the right to exercise the corporate rights of their shares and Telesites will not register such shares in the share registry book.

Other Provisions

Variable capital. Telesites is permitted to issue shares constituting fixed capital and shares constituting variable capital. All of Telesites’s outstanding shares of capital stock constitute fixed capital. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares.

Forfeiture of shares. As required by Mexican law, Telesites’s bylaws provide that any non-Mexican person who at the time of incorporation or at any time thereafter acquires an interest or participation in Telesites’s capital shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation. Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil Telesites could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Telesites’s bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

Duration. Telesites’s existence under the bylaws continues indefinitely.

Purchase of Telesites’s own shares. According to the bylaws, Telesites may repurchase its shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must conform to guidelines established by the Board of Directors, and the amount available to repurchase shares must be approved by the general ordinary shareholders’ meeting. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which Telesites owns such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

Conflict of interest. A shareholder that votes on a business transaction in which its interest conflicts with Telesites’s interests may be liable for damages, but only if the transaction would not have been approved without its vote.

Appraisal rights. Whenever shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from Telesites and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

ANNEXES

ANNEX 1

UNAUDITED CONSOLIDATED PRO FORM FINANCIAL STATEMENTS

Av. Ejército Nacional 843-B Antara Polanco 11520 Mexico	Tel: +55 5283 1300 Fax: +55 5283 1392 ey.com/mx

REPORT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION INCLUDED IN A PROSPECTUS

The Board of Directors and Shareholders of

Telesites, S.A.B. de C.V.

We have completed our assurance engagement to report on the compilation of the pro forma financial information of Telesites, S.A.B. de C.V. (the “Company”) prepared by the Company’s Management. The pro forma financial information consists of the unaudited pro forma consolidated statements of financial position as of September 30, 2015 and 2014 and as of December 31, 2014, and the unaudited pro forma consolidated statements of comprehensive income for the nine months ended September 30, 2015 and 2014 and the unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2014, and the criteria according to which the Company has compiled the pro forma financial information, as is specified in the General Regulations Applicable to Securities Issuers and other Securities Market Participants (the “Circular Única de Emisoras”), and as described in note 3 to the unaudited pro forma consolidated financial statements included in Annex 1 of the Placement of the Preliminary Prospectus of the Company Stock Certificates (the “Preliminary Prospectus”).

The pro forma financial information has been compiled by the Company’s Management to show the impact of the spin-off that originated as described in Note 2 to the unaudited pro forma consolidated financial statements as of September 30, 2015 and 2014, and its financial performance for the nine months ended on those dates and the financial position of the Company as of December 31, 2014 and its comprehensive income for the year ended December 31, 2014, as if the spin-off had taken place on January 1, 2014.

Management’s responsibility for the pro forma financial information

The Company’s management is responsible for compiling the pro forma financial information on the basis of the criteria established in the Circular Única de Emisoras.

Auditor’s Responsibility

Our responsibility is to express an opinion, as required by the Circular Única de Emisoras, about whether the pro forma financial information has been compiled, in all material respects, by the Company’s Management on the basis of the criteria set out in the Circular Única de Emisoras.

Scope of Review

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420 “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus” issued by the International Auditing and Assurance Standards Board. This standard requires that we comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the Company’s Management has compiled, in all material respects, the pro forma financial information on the basis of the criteria established in the Circular Única de Emisoras.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of the pro forma financial information included in a prospectus is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the spin-off at January 1, 2014 would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Company in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether the related pro forma adjustments give appropriate effect to those criteria and the pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the auditor’s judgment, having regard to the auditor’s understanding of the nature of the Company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the pro forma financial information has been compiled, in all material respects, on the basis of the requirements of the Circular Única de Emisoras.

Mancera, S.C.

Member of

Ernst & Young Global Limited

                /s/ José Andrés Marĺn Valverde

C.P.C. José Andrés Marĺn Valverde

Mexico City, Mexico.

November 12, 2015

TELESITES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Mexican pesos)

	As of September 30,				As of December 31,

	2015		2014		2014

Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	22,666,657	Ps.	2,405,622	Ps.	3,190,178
Related parties (Note 5)		18,638		—		—
Advanced payments (Note 6)		47,125		42,374		42,374

Total current assets		22,732,420		2,447,996		3,232,552

Non-current assets:
Property and equipment, net (Note 7)		35,488,328		37,401,621		36,790,575
Other assets		90,166		105,284		105,288

Total assets	Ps.	58,310,914	Ps.	39,954,901	Ps.	40,128,415

Liabilities and equity
Short-term liabilities
Accounts payable	Ps.	465,082	Ps.	192,065	Ps.	192,068
Payable taxes		383,120		401,108		589,701

Total short-term liabilities		848,202		593,173		781,769

Long-term liabilities:
Related parties (Note 5)		21,000,000		21,000,000		21,000,000
Long-term debt (Note 8)		18,676,783		—		—
Deferred taxes (Note 9)		9,642,812		10,040,204		10,045,483
Asset retirement obligation		1,464,997		1,480,919		1,480,919

Total liabilities		51,632,794		33,114,296		33,308,171

Total equity (Note 10)
Capital stock		35,000		35,000		35,000
Effect of the spin-off		(16,229,640)		(16,229,640)		(16,229,640)
Loss from previous periods		(81,447)		—		—
Loss for the period		(142,124)		(61,086)		(81,447)
Surplus from the revaluation of property and equipment, net of deferred taxes		23,096,331		23,096,331		23,096,331

Total equity		6,678,120		6,840,605		6,820,244

Total liabilities and equity	Ps.	58,310,914	Ps.	39,954,901	Ps.	40,128,415

The accompanying notes constitute an integral part of these unaudited pro forma consolidated financial statements.

TELESITES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of Mexican pesos)

	For the nine-month periods ended September 30,				For the year ended December 31,

	2015		2014		2014

Rent revenues	Ps.	3,187,954	Ps.	3,105,338	Ps.	4,140,451

Operating costs and expenses:
Salaries		52,471		50,322		67,096
Tower maintenance		82,943		83,844		111,792
Space leases		1,198,761		1,166,581		1,555,441
Administration expenses		25,067		28,842		33,124
Depreciation		1,842,775		1,833,137		2,444,182

		3,202,017		3,158,726		4,211,635

Operating loss		(14,063)		(53,388)		(71,184)

Interest (expense) income, net		(65,111)		8,139		10,853
Exchange loss, net		(30,928)		—		—
Other expenses, net		(160)		—		—

Loss before income taxes		(110,262)		(45,249)		(60,331)
Income tax credit (Note 9)		(31,862)		(15,837)		(21,116)

Net loss for the period	Ps.	(142,124)	Ps.	(61,086)	Ps.	(81,447)

Other items of comprehensive income:
Surplus from the revaluation of property and equipment, net of deferred taxes	Ps.	23,096,331	Ps.	23,096,331	Ps.	23,096,331

Total comprehensive income	Ps.	22,954,207	Ps.	23,035,245	Ps.	23,014,884

The accompanying notes constitute an integral part of these unaudited pro forma consolidated financial statements.

TELESITES, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2014,

and the nine-month periods ended September 30, 2014 and 2015

(In thousands of Mexican pesos (Ps.), unless otherwise indicated)

1.	Corporate Information

Telesites, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”) leases cellular towers, land parcels and other passive cellular infrastructure components in the form of physical space in various parts of its towers, including floor and roof space, for the installation of transmitters, receivers and other equipment such as power plants, backup batteries, AC systems and alarms, among others. During the year ended December 31, 2014, and the nine-month periods ended September 30, 2014 and 2015, the Company’s sole customer was Radiomóvil Dipsa, S.A. de C.V. (d.b.a. Telcel), a subsidiary of Sercotel, S.A. de C.V., which in turn is a subsidiary of América Móvil, S.A.B. de C.V.

The Company carries out its business activities through three operating subsidiaries:

Operadora de Sites Mexicanos, S.A. de C.V. (“Opsimex”), which is engaged in and derives revenues primarily from leasing towers, land and other passive cellular infrastructure to mobile operators.

Demonsa, S.A. de C.V. (“Demonsa”), which provides staffing services (including technical, operating and administrative personnel) to and derives revenues primarily from Opsimex.

Promotora de Sites, S.A. de C.V. (“Promotora”), a sub-holding company. Except for Demonsa, in which the Company holds a 99.98% equity interest, each of these subsidiaries is wholly owned by the Company.

The Company’s corporate headquarters are located at Lago Zurich 245, Plaza Carso, Edificio Presa Falcón, Piso 14, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529 Mexico, D.F.

2.	Unaudited Pro Forma Financial Statements and Spin-off

The accompanying unaudited pro forma financial statements have been prepared so as to give retroactive effect to Telesites’ spin-off as if had occurred on January 1, 2014. Accordingly, the amounts included therein reflect the management’s assumptions with respect to the results of operations that would have been obtained for the full year ended December 31, 2014, and the nine-month interim period from January 1 to September 30, 2014. The results of operations of Opsimex for the nine-month period ended September 30, 2015, constitute its actual results of operations. The Company’s unaudited pro forma financial statements have been prepared using the same accounting policies and criteria used in the preparation of Opsimex’s financial statements.

Opsimex was organized on January 5, 2015, as a spin-off of Telcel, a Mexican corporation engaged in the provision of mobile telecommunication services in Mexico.

The Company’s actual financial condition and results of operations may differ from the financial condition and results of operations reflected in the accompanying pro forma financial statements, which were prepared based on the financial statements of the entities controlled by the Company as of September 30, 2015.

3.	Accounting Policies and Criteria Used in the Preparation of the unaudited Pro Forma Financial Statements

Purpose of the unaudited Pro Forma Financial Statements

The accompanying unaudited pro forma statements of unaudited financial position and comprehensive income have been prepared in order to comply with the regulatory requirements issued by Mexico’s National Banking and

Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and include the accounts of the Company and its subsidiaries. All four entities use the same accounting policies and criteria, and all inter-company items included in their respective statements of financial position and comprehensive income have been eliminated in the consolidation.

The actual results may differ from those reflected in the pro forma financial statements.

The assets that were transferred to the Company in connection with the spin-off consist of cash, accounts receivable, current assets, property, plant and equipment, and other non-current assets.

All of the financial assets and liabilities assumed by the Company were recorded at their fair value as of the date of the spin-off.

All liabilities were recorded at the estimated value of the expected cash flows.

All items of property, plant and equipment were recorded at their imputed cost and were subsequently revalued.

As of the date of the spin-off, these net assets (liabilities) were valued using the aforementioned methodologies in accordance with International Financial Reporting Standards (“IFRS”). The net effect of the spin-off is included in equity, under “effect of the spin-off”.

Revaluation of Property, Plant and Equipment

Property, plant and equipment are recorded at their revalued amount, as determined in accordance with the fixed asset revaluation model permitted by IFRS. The effect of the resulting surplus, net of deferred taxes, is included in equity.

Cash and cash equivalents

Cash and cash equivalents represents the net proceeds from the Company’s operating activities plus accrued, unrealized interest thereon at the rates in effect with the relevant banks. The reported amount of this item closely resembles its market value.

Related Parties

This item consists primarily of trade accounts and long-term loans plus accrued, unpaid interest thereon.

Trade receivables derive from related party transactions entered into in the ordinary course of business (i.e., tower and site leases).

Accounts payable includes interest related to loans from related parties at prevailing market rates. The amount of interest is determined by multiplying the principal amount of a loan by the agreed upon rate. All accrued but unpaid interest are considered as current since it is assumed that they have not been paid as of the date of the pro forma financial statements.

The liabilities assumed by the Company consist of accounts payable to related parties, asset retirement obligations and other accounts payable.

Advanced Payments

Advanced payments consist of cash payments made by the Company before they are due, primarily to lessors of cellular sites and builders of cellular towers, which are sometimes necessary to secure a site or a service.

Property, Plant and Equipment

General

In general terms, the property, plant and equipment assumed in connection with the spin-off were initially recorded at their imputed cost and were subsequently revalued in accordance with IFRS 16 Property, Plant and Equipment. The Company does not have any construction in progress and, accordingly, has not capitalized any interest during the construction period.

Depreciation

The depreciation expense is determined using the straight-line method based on the net value and estimated useful lives of the assets, which range from 16 to 20 years.

Accounts Payable and Taxes

Accounts payable and taxes consist of payment obligations to tax authorities related to federal and local taxes, and/or to vendors and employees for goods and services received, including tower maintenance services, rents, wages and salaries, and administrative expenses.

Deferred Taxes

Deferred taxes represent primarily the effect of temporary differences between the carrying and tax values of property, plant and equipment, which are primarily due to their revaluation.

Asset Retirement Obligation

The Company records an asset retirement obligation to provide for the future dismantling of the sites on which its towers are located. This obligation is determined based on the future cost (including materials and labor) of dismantling, removing or relocating a new tower. The reported amount is discounted to its present value using a discount rate that closely resembles the market rate in effect when the provision is created, adjusted or supplemented. This obligation, which represents the estimated cost of or outbound cash flows involved in dismantling, removing or relocating the Company’s towers, was assumed by the Company as part of the liabilities that were assigned to it in connection with the spin-off.

Revenues

The Company’s revenues for the year ended December 31, 2014, and the nine-month period ended September 30, 2014, have been reported on a pro forma basis, while its revenues for the nine-month period ended September 30, 2015, consist of actual revenues.

Proforma revenues are determined by multiplying the number of towers in operation by the price set forth in the relevant lease agreements.

Interest Expense, Net

The Company records interest expense in its statements of comprehensive income in connection with three separate items:

a)	Interest earned on its bank deposits;
b)	Interest expense representing the financial cost of its asset retirement obligation; and
c)	Interest expense incurred in connection with the service of its long-term debt.

In each case, the amount of interest is determined by multiplying the principal amount by the agreed-upon rate and the number of days elapsed in the relevant period.

Wages, Salaries and Administrative Expenses

The reported amount of wages, salaries and administrative expenses is determined based on the amount of wages accrued and the number of employees as of the date of the spin-off, plus or less the rate of increase in salaries and benefits during the relevant period and the number of sites maintained as of the date of the statement of comprehensive income.

Tower Maintenance

Tower maintenance costs and expenses include both preventive and corrective maintenance and are based on the costs incurred as of the date of the spin-off, plus or less the rate of increase in the price per unit/tower and the number of towers in operation as of the date of the statement of comprehensive income.

Space leases

Rent represents the amount paid in respect of the physical space where the Company’s towers are located and is determined by multiplying the cost of leases by the number of towers in operation as of the date of the statement of comprehensive income.

4.	Cash and Cash Equivalents

This item is comprised of the following:

	As of September 30,				As of December 31,

	2015		2014		2014

Cash and bank deposits	Ps.	166,657	Ps.	13,104	Ps.	100,477
Securities		22,500,000		2,392,518		3,089,701

Total	Ps.	22,666,657	Ps.	2,405,622	Ps.	3,190,178

5. Related parties This item is comprised of the following:
	As of September 30,				As of December 31,

Related Parties	2015		2014		2014

Short-term:
Radiomóvil Dipsa, S.A. de C.V.	Ps.	18,638	Ps.	—	Ps.	—

	As of September 30,				As of December 31,

Related Parties	2015		2014		2014

Long-term:
Empresas y Controles en Comunicaciones, S.A de C.V.(1)	Ps.	10,000,000	Ps.	10,000,000	Ps.	10,000,000
Carso Global Telecom, S.A. de C.V.(2)		11,000,000		11,000,000		11,000,000

Total	Ps.	21,000,000	Ps.	21,000,000	Ps.	21,000,000

(1)	Empresas y Controles en Comunicaciones, S.A. de C.V. is a subsidiary of América Móvil. As of September 30, 2015, this loan accrues interest at a rate of 8.972% per annum and matures July 19, 2040.
(2)

Carso Global Telecom, S.A. de C.V. is a subsidiary of América Móvil. As of September 30, 2015, the Ps.3,000,000 promissory note accrues interest at a rate of 7.75% per annum and matures in 2020, while the Ps.8,000,000 promissory note accrues interest at a rate of 8.972% per annum and matures in 2040.

These loans accrue interest effective as of the date of the spin-off.

6.	Advanced payments

This item is comprised of the following:

	As of September 30,				As of December 31,

	2015		2014		2014

Advanced rent payments	Ps.	31,961	Ps.	42,374	Ps.	42,374
Advances to suppliers		15,164		—		—

Total	Ps.	47,125	Ps.	42,374	Ps.	42,374

7. Property and equipment, net This item is comprised of the following:
	As of September 30,				As of December 31,

	2015		2014		2014

Towers and constructions	Ps.	39,762,831	Ps.	39,230,354	Ps.	39,230,650
Transportation equipment		2,848		4,404		4,101
Other assets		9,606		—		—

		39,775,285		39,234,758		39,234,757
Less, accumulated depreciation		(4,286,957)		(1,833,137)		(2,444,182)

Total	Ps.	35,488,328	Ps.	37,401,621	Ps.	36,790,575

The depreciation expense for the year ended December 31, 2014 was Ps.2,444,182. The depreciation expense for the nine-month periods ended September 30, 2014 and 2015 was Ps.1,833,137 and Ps.1,842,775, respectively.

8.	Debt

Long-term debt is comprised of the following:

As of September 30, 2015

Currency	Type of Indebtedness	Interest Rate	Maturing between 2015 and...	Total

Mexican pesos
	Notes (certificados bursátiles)	TIIE 28 + 0.50%	2020	Ps.	4,500,000
	Fixed-rate notes (certificados bursátiles)	7.97%	2025		7,210,000
	Fixed-rate notes (certificados bursátiles)	4.75%	2030		7,030,960

	Subtotal (in Mexican pesos)				18,740,960

	Less, offering expenses				64,177

	Long-term debt			Ps.	18,676,783

As of September 30, 2015, accrued interest amounted to Ps.127,916.

9.	Income Taxes

Pursuant to the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), the statutory income tax rate for 2014 and 2015 is 30%.

The current Mexican Income Tax Law, which was enacted December 11, 2013, introduced new requirements and limits for certain deductions, including payroll taxes and social security and pension fund contributions, and provides for the non-deductibility of certain payment to related parties absent the satisfaction of certain requirements.

An analysis of the income taxes (charged) credited to the results for the nine-month periods ended September 30, 2014 and 2015, and for the year ended December 31, 2014 is shown below:

	For the nine-month periods ended September 30,				For the year ended December 31,

	2015		2014		2014

Current income taxes	Ps.	(381,556)	Ps.	(401,108)	Ps.	(589,701)
Deferred income taxes		349,694		385,271		568,585

Total	Ps.	(31,862)	Ps.	(15,837)	Ps.	(21,116)

An analysis of the components of deferred income taxes as of December 31, 2014, and September 30, 2014 and 2015, is shown below:
	As of September 30,				As of December 31,

	2015		2014		2014

Deferred liabilities:
Difference between the value of property and equipment for tax and financial reporting purposes:	Ps.	32,994,759	Ps.	32,994,759	Ps.	32,994,759
Income tax rate		30%		30%		30%

		9,898,428		9,898,428		9,898,428
Other		—		141,776		147,055

	Ps.	9,898,428	Ps.	10,040,204	Ps.	10,045,483
Deferred assets:
Other		255,616		—		—

Total liabilities, net	Ps.	9,642,812	Ps.	10,040,204	Ps.	10,045,483

The effective income tax rate for the year ended December 31, 2014, was 28.89%. The effective income tax rate for the nine-month periods ended September 30, 2014 and 2015 was in each case 35%.

10.	Equity

As of September 30, 2015, the Company had equity of Ps.35,000. Under Mexican law, the Company is required to allocate 5% of its net profits to a legal reserve fund until the amount of such fund equals 20% of the Company’s capital stock. As of September 30, 2015, the Company had not established this legal reserve fund.

Dividends paid out of the Company’s pre-taxed earnings account (cuenta de utilidad fiscal neta, or CUFIN) are not subject to Mexican income tax withholdings. Any dividends in excess of the balance available in CUFIN will be subject to the Mexican corporate income tax.

Effect of the Spin-off

The effect of the spin-off on the Company’s equity represents the difference between the assets and liabilities that were spun-off by América Móvil, which were valued using the methodology described under “Accounting Policies and Criteria Used in the Preparation of the Pro Forma Financial Statements.”

11.	Commitments and Contingencies

Leases

The Company is party to several lease agreements as lessee.

An analysis of the rental payments under mandatory operating leases for the next five years is as follows:

As of September 30,	Operating leases

2015	Ps.	1,598,348
2016		1,676,667
2017		1,845,006
2018		2,129,729
2019		2,578,851

Total	Ps.	9,828,601

Contingencies

In the past two years Mexico has developed a new legal framework for the regulation of telecommunications and broadcasting services, based on a package of constitutional amendments enacted in June 2013 and implementing legislation enacted in July 2014, which established the new Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión) and the Law for the Public Broadcasting System of the Mexican State (Ley del Sistema Público de Radiodifusión del Estado Mexicano) to replace the existing statutory framework.

Among other things, the constitutional amendments established a new Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or the “IFT”), which is charged with fostering and regulating the access to telecommunications and broadcasting infrastructure, including cellular sites.

The IFT is authorized to regulate the competition in the Mexican telecommunications and broadcasting sectors and to impose specific asymmetric measures upon those participants determined by the IFT to exert a substantial market power, and to determine that a “preponderant economic agent” exists in either of these two sectors.

In March 2014, the IFT issued a resolution (the “Resolution”) pursuant to which it determined that América Móvil, Telcel and certain other entities were part of an “economic interest group” that constituted a “preponderant economic agent” in the Mexican telecommunications sector. The IFT has imposed specific asymmetric measures upon América Móvil and Telcel, including the obligation to provide to other operators access to use their passive infrastructure. Telcel’s passive infrastructure includes space in the towers it has built and space in the towers on which telecommunications equipment is installed.

Pursuant to the Federal Law on Telecommunications and Broadcasting, the IFT is also charged with promoting agreements between the owners and clients of passive infrastructure with respect to the use of such infrastructure. In certain events, if the parties cannot reach an agreement the IFT may determine the access rates and other terms of such agreement. The IFT is also authorized to regulate the terms of the agreements for the provision of access services between the owners of the infrastructure and their customers, assess their impact on the competition and adopt measures to ensure that the terms of such agreements are non-discriminatory.

Reference Offer

Pursuant to the new regulatory framework and the Resolution, Telcel was required to prepare and submit to the IFT, for its approval, a reference offer (the “Offer”). Telcel has complied with this obligation and the IFT has approved the terms of its Offer. Pursuant to the Offer, those operators who wish to use the passive infrastructure must enter into a framework agreement and a separate agreement for each specific site. The effective term of this agreements may vary but may be no less than five years, except that term of the agreements relating to the use of floor space may be longer. The initial term of the Offer will expire December 31, 2015, and a new offer will be submitted for approval to the IFT. The effective term of each subsequent offer will be two years.

Customers who execute the master agreement are entitled to decide which space they wish to use, from among the available space.

Towers and Antennae

The Company is subject to regulatory requirements regarding the registration, construction, lighting, demarcation, maintenance and inspection of its towers, as well as to zoning restrictions depending on the location of its towers. The Company’s failure to comply with such regulations could result in the imposition of fines. The Company believes that it is in substantial compliance with all applicable regulations.

12.	Subsequent Events

a)

On October 19, 2015, following the receipt of all the requisite authorizations, Telesites and Promotora were legally organized. The accompanying financial statements include the effects of the spin-off, which was based on financial information as of September 30, 2015.

b)

On October 27, 2015, Promotora repaid the principal amount of and accrued interest on the Ps.21.0 million loans from affiliates Carso Global Telecom, S.A. de C.V. and Empresas y Controles en Comunicaciones, S.A. de C.V.

ANNEX 2

LEGAL OPINION

TRANSLATION FOR INFORMATIONAL PURPOSES ONLY

November 11, 2015

MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION

Vice-presidency of Stock Market Supervision

General Director of Issuers

Av. Insurgentes Sur No. 1971, Torre Sur, Piso 7

Colonia Guadalupe Inn,

01020, México, D.F.

Atn: Mr. Bryan Lepe Sánchez

Issuers’ General Director

Reference is made to the application filed by América Móvil, S.A.B. de C.V. (hereinafter, “América Móvil” or the “Issuer”) with respect to (i) the registration of all of the shares representing the capital stock of Telesites, S.A.B. de C.V. (“Telesites”) before the Mexican National Securities Registry (Registro Nacional de Valores) (the “RNV”) without means of a public offering, a corporation incorporated as a result of the General Extraordinary Shareholders Meeting dated April 17 2015, by which the approval of the spin-off of América Móvil took place, under certain conditions precedent, and by that mean the transfer of certain assets, liabilities and capital to Telesites; (ii) the authorization for the disclosure of the information statement corresponding to the registration of Telesite’s shares, and (iii) the restatement of the registration at the RNV of the shares representing the capital stock of América Móvil, as a result of the spin-off (the “Application”).

The Issuer has requested our opinion as an external legal counsel, thus, we have reviewed the legal information and documentation, further addressed, by means of giving an opinion related to such documentation and information, as complying with section 14, subsection I, paragraph c) of the General Dispositions Applicable to

Issuers and other Stock Market Participants (the “Dispositions”) and section 87, subsection II of the Mexican Securities Market Law (the “LMV”).

In connection with the foregoing, we have reviewed copies of the following documents:

a.         Articles of incorporation and by-laws – América Móvil. (i) Certified copy of the public deed number 123,022 dated September 29 2000, granted by Mr. Felipe del Valle Prieto Ortega, notary public number 20 of Mexico City, registered before the Public Registry of Commerce of Mexico City (Registro Público de Comercio del Distrito Federal) under registration number 263,770, in which the incorporation of the Issuer is stated; (ii) certified copy of the public deed number 44,756 dated June 14, 2011, granted by Mr. Patricio Garza Bandala, notary public number 18 of Mexico City, which contains the current by-laws of the Issuer (the “América Móvil By-laws”).

b.         General Extraordinary Shareholders Meeting – América Móvil. Certified copy of the public deed number 54,282 dated April 22, 2015, granted by the notary public number 18 of Mexico City, Mr. Patricio Garza Bandala, registered before the City’s Commerce Public Registry under registration number 263,770, by which the minute of the General Extraordinary Shareholders Meeting dated April 17, 2015 was legalized (the “Demerger Shareholders Meeting”) by which the approval of the spin-off of América Móvil took place, under certain conditions precedent, and consequently, the transfer of certain assets, liabilities and capital to the corporation denominated Telesites.

c.         Powers-of-Attorney – América Móvil. Certified copy of the public deed number 54,694 dated June 25 2015, granted by the notary public number 18 of Mexico City, Mr. Patricio Garza Bandala of Mexico City, registered before the Public Registry of Commerce of Mexico City under registration number 263,770, by which the General Ordinary Annual Shareholders Meeting dated April 30, 2015 was notarized, in which the appointment of Mr. Daniel Hajj Aboumrad as a member of the Issuer’s Board of Directors was ratified.

d.         Articles of Incorporation and by-laws – Telesites. Certified copy of the public deed number 55,433 dated October 19, 2015, granted by the notary public number 18 of Mexico City, Mr. Patricio Garza Bandala, registered before the Public Registry of Commerce of Mexico City under registration number 136,704, by which comprises (i) the declaration of fulfillment of the conditions precedent of the spin-off of América Móvil, and (ii) the incorporation of Telesites and its current by-laws (the “Telesites by-laws”).

e.         Powers of Attorney – Telesites. Certified copy of the public deed number 55,433 dated October 19, 2015, granted by the notary public number 18 of

Mexico City, Mr. Patricio Garza Bandala, registered before the Public Registry of Commerce of Mexico City with registration number 136,704, which comprises, in addition to the subparagraphs (i) y (ii) of the preceding subsection d), the resolutions taken by Mr. Alejandro Cantú Jiménez acting as a special delegate in the Demerger Shareholders Meeting, by which Mr. Gerardo Kuri Kaufmann, among others, was appointed as a regular member of Board of Directors of Telesites.

f.         Informative Memorandum. The informative memorandum related to the registration of the shares representing Telesites capital stock.

g.         Project of the Certificates for the Shares. (i) The project of the certificate for the shares representing the capital stock of the Issuer, and that is issued as a consequence of the diminish of the variable portion of the capital stock due to the resolutions taken in the Demerger Shareholders Meeting, and (ii) the project of the certificate for the shares to be issued in order to represent the capital stock of Telesites.

h.         Additional Documents. The information described in the Application, as well as the documentation attached to it, which is needed to process the abovementioned Application in compliance with articles 85, 90, and other applicable articles of the LMV, and articles 2, 7, 9, 14 and other applicable articles of the Dispositions.

In addition, we have assumed, without any independent investigation or verification of any kind:

i.	The genuineness all signatures and the authenticity of the documents delivered to us by the Issuer and Telesites in order to review them and express this opinion;

ii.	The fidelity and sufficiency of the copies of the original documents delivered to us; and

iii.

That, except for that expressly stated in the present opinion, the securities issued by the Issuer that have been subject of public offering prior to this date were registered before the RNV, have obtained the mandatory corporate and governmental authorizations, were registered by duly authorized persons and are enforceable, according to their terms, the By-laws and the applicable law.

Based upon the foregoing, and subject to the qualifications set forth below, we express to the Mexican National Securities and Banking Commission (“CNBV”); that the following is of our best knowledge and understanding:

1.	The Issuer has been duly incorporated and validly exists under the laws of Mexico, and América Móvil By-laws comply with the current and applicable law and the general provisions that derive from it.

2.	Telesites has been duly incorporated under the laws of Mexico, and Telesite By-laws comply with the current and applicable law and the general provisions that derive from it.

3.	The resolutions taken during the Demerger Shareholders Meeting have been duly adopted, in compliance with the current and applicable law and the current By- laws.

4.

In accordance with article 228 Bis of the Mexican Corporations Act, the América Móvil By-laws, as well as the resolutions adopted in the Demerger Shareholders Meeting, the split-up of the Issuer, by which, subject to the fulfillment of certain conditions precedent, a corporation named Telesites is incorporated, is valid as it observes all the requirements established by the current law and the current América Móvil By-laws.

5.

The reduction of the Issuer’s minimum variable portion of the capital stock, as consequence of the transfer of the assets, liabilities and capital stock to Telesites is valid, thus it observes all the requirements established by the current law.

6.

The certificates for the shares of the Issuer and Telesites, assuming that their issuance complies with the reviewed projects, are valid as they comply with all the requirements listed in article 125 of the Mexican Corporations Act and shall be enforceable against those entities.

7.

Mr. Daniel Hajj Aboumrad, as a regular member of the Board of Directors of the Issuer, is duly authorized to sign the certificates and temporary certificates for the shares, in accordance with the seventh provision of the América Móvil By-laws.

8.

Mr. Gerardo Kuri Kaufmann, as regular member of the Board of Directors of the Issuer, is duly authorized to sign certificates and temporary certificates for the shares, in accordance with the seventh provision of the América Móvil By-laws.

The former is based in the documentation and information referred within the prior subparagraphs a to h delivered to us by América Móvil and Telesites, and does not imply, by any mean, that we have made a due diligence, particular evaluation or inquiry about the current or potential status of the affairs that involve the Issuer or Telesites. Our counsel to América Móvil and Telesites is limited to the particular matters hereby indicated and has not consisted, in any case, in the analysis of contentious and litigious matters, or the analysis of contractual obligations of any kind assumed by América Móvil or Telesites with third parties. Moreover, our opinion is subject to the following specific limitations.

I.	Until the subscription of the certificates for the shares takes place, this opinion shall not cause any legal effect regarding those pending events;

II.

It is restricted to the matters contained in article 85, section IV, and article 87, section II, of the LMV, by which we have received instructions to act and as we have put special attention into them;

III.	It is based in documentation delivered by América Móvil and Telesites that is currently in our possession, as of the circumstances on this date of which we have knowledge;

IV.	It is substantiated and based on the applicable federal laws of Mexico in force as of this date, therefore no opinion is issued regarding the laws of other jurisdictions;

V.	We have not obtained or reviewed any certificate, record or document issued by any public registry (including, without limitation, the registry number of the Issuer and Telesites);

VI.	Opinions of any kind regarding either subsidiaries or affiliates are not included.

VII.	We do not issue any opinion about the solvency of the Issuer or Telesites;

VIII.	We don’t issue any opinion regarding the tax treatment and jurisdiction applicable to the certificates for the shares representing the capital stock of the Issuer or Telesites; and

IX.	We do not acknowledge responsibility of any kind in distinct matters to those referred hereof.

We have reached to the prior opinions on the basis of the documentation that was delivered to us by the Issuer and Telesites, after making an analysis of this documentation in accordance with the principles of our legal profession that apply to this case. Our opinion is limited to the documentation and legal information that the Issuer and Telesites have delivered to us, and to the legal provisions applicable in Mexico as of the date referred in the legal acts that this opinion comprises.

As mentioned before, this opinion is issued only for purposes of the established under article 14, section I, subparagraph c), of the Dispositions, thus no person should use this opinion as basis for an investment decision or as a recommendation to invest in the securities that concerns.

The preceding statements replace any other that may have previously been issued in relation with this case. These statements are issued as of the date hereof and, therefore, are conditioned and/or subject to possible modifications due to changes in the applicable law, dispositions and other applicable provisions, incidents that prevent the compliance with the abovementioned obligations or any other similar situation. We assume no obligation or commitment to inform you or any other person of any change in the documents or information described herein resulting from any matter, circumstance, or event that could arise in the future or that is brought into our consideration, after the date of this opinion, that change its scope or content.

Sincerely,

BUFETE ROBLES MIAJA, S.C.

María Luisa Petricioli Castellón
Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel